Exhibit 10.1

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Forward-looking statements

This Annual Report and Accounts and Form 20-F contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning:

•	the Group’s strategy and its ability to achieve it,
•	the benefits of the restructuring programmes in the Group’s businesses,
•	the Group’s debt reduction plans,
•	the Group’s credit rating,
•	expectations regarding sales, trading profit and growth,
•	plans for the launch of new products and services,
•	the impact of regulatory initiatives on operations and costs,
•	the Group’s possible or assumed future results of operations and/or those of the Group’s associates and joint ventures,
•	capital expenditure and investment plans,
•	adequacy of capital,
•	financing plans, and
•	those preceded by, followed by, or that include the words “believe”, “expect”, “intend”, “will”, “plan”, “anticipate”, “goal”, “ aim”, “seek” or similar expressions.

The Company cautions that any forward-looking statements in this Annual Report and Accounts and Form 20-F may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report and Accounts and Form 20-F, including, without limitation, changes in the Group’s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things:

•	the impact of competitive products and pricing,
•	changes in the price of raw materials,
•	the occurrence of major operational problems,
•	the loss of major customers,
•	limitations imposed by the Group’s indebtedness and leverage,
•	a credit rating downgrade by the rating agencies,
•	contingent liabilities, including those arising in connection with recently disposed businesses,
•	risks associated with the Group’s international operations,
•	risks of litigation, and
•	other factors described in the Company’s filings with the Securities and Exchange Commission.

You should read “Risk Factors’’ on pages 119 to 121 for more information regarding factors that could cause actual results and developments to differ from those expressed or implied by the forward-looking statements in this document.

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selected financial data

		2002		2001	•	2000	•	1999	•	1998	•
	notes	£m		£m		£m		£m		£m

Summary of Group profit and loss accounts

Turnover

Continuing operations

International Businessesø		5,543		5,645		5,570		5,512		5,370

Regional and Industrial		582		780		845		667		473

		6,125		6,425		6,415		6,179		5,843

Discontinued operations	1	–		–		1,333		2,270		3,443

Total		6,125		6,425		7,748		8,449		9,286

Trading profit before goodwill amortisation and exceptional items	2

Continuing operations		533		573		617		534		520

Discontinued operations		–		–		(5)		72		130

		533		573		612		606		650

Trading profit before exceptional items

Continuing operationsø

International Businesses		506	*	532	*	565	*	538	*	506	*

Regional and Industrial		(10)		4		17		(39)		(9)

		496		536		582		499		497

Discontinued operations		–		–		(5)		72		130

Total		496	*	536	*	577	*	571	*	627	*

Exceptional items charged to trading profit		–		(143)		–		(98)		(223)

Trading profit after exceptional items		496		393		577		473		404

Share of operating profits less losses of associates before exceptional items		18		57		100		61		3

Share of exceptional items of associates		–		(9)		–		–		–

Fundamental re-organisation costs		–		–		(14)		(74)		–

Profits less losses on sale or closure of operations		50		7		(515)		368		89

Profit (loss) on disposal of fixed assets		3		8		11		20		3

Amounts written off investments		(99)		(22)		–		–		(34)

Net interest payable	3

Group†		(123)		(162)		(186	)†	(316	)†	(332)

Associates		(28)		(67)		(60)		(29)		–

Total		(151)		(229)		(246)		(345)		(332)

Profit before taxation		317		205		(87)		503		133

Taxation		(111)		(97)		(96)		(165)		(78)

Attributable to minorities		(27)		(28)		(24)		(7)		12

Net profit (loss) for the financial year		179		80		(207)		331		67

Continuing operations	4	166		91		267		137		58

Discontinued operations	1	13		(11)		(474)		194		9

Total		179		80		(207)		331		67

Profit before taxation, goodwill amortisation and exceptional items		400		401		450		376		321

Earnings per £1 Ordinary Share before goodwill amortisation
and exceptional items	5	23.7	p	29.8	p	32.7	p	28.7	p	26.1	p

Earnings per £1 Ordinary Share	5

Basic earnings (loss) per £1 Ordinary Share

Continuing operations		14.9	p	10.5	p	30.7	p	15.8	p	6.7	p

Discontinued operations	1	1.2	p	(1.3	)p	(54.5	)p	22.3	p	1.0	p

Total basic earnings (loss) per £1 Ordinary Share		16.1	p	9.2	p	(23.8	)p	38.1	p	7.7	p

Diluted earnings (loss) per £1 Ordinary Share

Continuing operations		14.8	p	10.5	p	30.7	p	15.7	p	6.7	p

Discontinued operations	1	1.2	p	(1.3	)p	(54.5	)p	22.3	p	1.0	p

Total diluted earnings (loss) per £1 Ordinary Share		16.0	p	9.2	p	(23.8	)p	38.0	p	7.7	p

Dividends per £1 Ordinary Share		7.5	p	13.3	p	26.6	p	26.6	p	26.6	p

*	After amortisation of goodwill £37m (2001 £37m, 2000 £35m, 1999 £35m, 1998 £23m).
†	Includes exceptional interest of £16m income in 2000 and £54m expense in 1999.
ø	International Businesses include National Starch, Quest, Performance Specialties and Paints.
•
As restated – see notes 1 and 10 to the financial statements. Notes 1 and 10 to the financial statements outline the restatements that have been made relating to FRS 19 Deferred Tax for the years 2001 and 2000. The 1999 and 1998 years have also been restated. Shareholder funds at 31 December 1999 decreased by £42m and at 31 December 1998 decreased by £109m. The net profit for the year ended 31 December 1999 increased by £79m, and for the year ended 31 December 1998 decreased by £16m.

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	2002	2001 *	2000 *	1999 *	1998 *
	£m	£m	£m	£m	£m

Summary of Group balance sheets

Fixed assets

Intangible assets – goodwill	574	613	609	626	652

Tangible assets	1,961	2,186	2,398	2,474	3,816

Investments in participating and other interests	69	374	327	292	170

Current assets	2,898	3,126	3,725	3,545	4,395

Total assets	5,502	6,299	7,059	6,937	9,033

Creditors due within one year	(2,418)	(3,601)	(3,508)	(2,906)	(4,386)

Total assets less current liabilities	3,084	2,698	3,551	4,031	4,647

Creditors due after more than one year	1,395	1,754	2,294	2,323	3,009

Provisions for liabilities and charges	1,121	1,257	1,447	1,456	1,549

Minority interests	69	51	59	50	49

Shareholders’ funds – equity	499	(364)	(249)	202	40

	3,084	2,698	3,551	4,031	4,647

Summary of statements of Group cash flows

Net cash inflow from operating activities	623	637	586	582	856

Dividends received from equity accounted associates	–	–	5	4	5

Net cash outflow from returns on investments and servicing of finance	(185)	(207)	(230)	(307)	(350)

Taxation	(35)	(58)	(104)	(65)	(220)

Capital expenditure and financial investment	(184)	(206)	(226)	(356)	(520)

Acquisitions and disposals	236	(92)	(138)	2,028	42

Equity dividends paid	(106)	(185)	(231)	(232)	(232)

Cash inflow (outflow) before use of liquid resources and financing	349	(111)	(338)	1,654	(419)

Management of liquid resources	(13)	253	(12)	215	529

Financing	(344)	(77)	336	(1,909)	(135)

Increase (decrease) in cash	(8)	65	(14)	(40)	(25)

* As restated – see note 1 to the financial statements.

The financial data on pages 4 to 6 has been selected from the financial statements of the ICI Group for the last five years or, where certain items are not shown in those annual audited financial statements, has been prepared for the purposes of this report. This data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements and notes relating to the accounts included elsewhere in this report. The data has been restated where appropriate to accord with the Group’s current accounting policies (which precede and form part of the Group’s financial statements) and the basis of presentation of financial information (described in notes 1 and 10 to the Group financial statements).

Amounts above are stated in accordance with generally accepted accounting principles in the UK (UK GAAP). Refer to note 42 of the Group financial statements for a discussion of the main differences between UK GAAP and generally accepted accounting principles in the US (US GAAP).

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selected financial data

 Notes:

1  Discontinued operations
The basis on which operations have been included under the heading of “Discontinued operations” is explained in note 1 to the Group financial statements, together with a list of these operations for 2000. Discontinued operations for 1998 and 1999 comprised the Melinex polyester film operations, a 51% shareholding in AECI Explosives Limited, the Propafilm oriented polypropylene films business, the International Explosives operations in Canada, Latin America and Europe and the explosives distribution business in the USA, the Teesside Utilities and Services business, the Polyurethanes business, the Tioxide business, Selected petrochemicals businesses (Olefines and Aromatics), the Acrylics business and the Fluoropolymers business.

2  Trading profit
Trading profit consists of turnover, royalties and other income, less related costs of sales, distribution, research and development, administration and other expenses. Depreciation is included in each category, as appropriate, in the Group profit and loss account.

3  Net interest payable and taxation
Net interest payable and taxation has been allocated to Discontinued operations to reflect the legal entity incidence of these items within the businesses divested.

4  Exceptional items – Continuing operations
Exceptional items relating to “Continuing operations” included in the Group profit and loss account were as follows:

	2002	2001 †	2000	†	1999	†	1998 †
	£m	£m	£m		£m		£m

Continuing operations

Exceptional items before taxation	(56)	(177)	28		(11)		(105)

Taxation on exceptional items	1	48	(4)		58		23

Exceptional items attributable to minorities	(6)	(2)	–		3		4

Exceptional net profit (loss)	(61)	(131)	24		50		(78)

† As restated – see note 1 to the financial statements.

Note 3 to the Group financial statements gives details of exceptional items from 2000 to 2002.

Exceptional items disclosed separately in the UK GAAP Group profit and loss account would be incorporated in individual line items under US GAAP.

5  Earnings per £1 Ordinary Share – pence

	2002	2001	*	2000	*	1999	*	1998	*
Average Ordinary Shares	million	million		million		million		million

Weighted average Ordinary Shares in issue during the year	1,123	876		876		876		876

Weighted average shares held by Group’s employee share ownership plan	(9)	(7)		(7)		(8)		(4)

Basic weighted average Ordinary Shares in issue during the year	1,114	869		869		868		872

Dilutive effect of share options	2	–		–		2		2

Diluted weighted average Ordinary Shares	1,116	869		869		870		874

Basic earnings per £1 Ordinary Share (after exceptional items) and diluted earnings per £1 Ordinary Share (after exceptional items) for a period are calculated by dividing the appropriate value (continuing, discontinued or total) of net profit (loss) for the financial year (see table on page 4) by, respectively, basic weighted average Ordinary Shares in issue during the period or diluted weighted average Ordinary Shares in issue during the period.

Basic earnings per £1 Ordinary Share

Net profit (loss) for the financial year	£m	179	80	(207)	331	67

Basic weighted average Ordinary Shares in issue	million	1,114	869	869	868	872

Basic earnings (loss) per £1 Ordinary Share	pence	16.1	9.2	(23.8)	38.1	7.7

Earnings per £1 Ordinary Share before goodwill amortisation and exceptional items

Net profit (loss) for the financial year	£m	179	80	(207)	331	67

Add: Goodwill amortisation		37	37	35	35	23

Exceptional items		48	142	456	(117)	138

Net profit before goodwill amortisation and exceptional items		264	259	284	249	228

Basic weighted average Ordinary Shares in issue	million	1,114	869	869	868	872

Basic earnings per £1 Ordinary Share before goodwill amortisation and exceptional items	pence	23.7	29.8	32.7	28.7	26.1

* As restated – see notes 1 and 10 to the financial statements.

Earnings per share before goodwill amortisation and exceptional items have been calculated, since these charges can have a distorting effect on the trend of underlying earnings.

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description of business

General
ICI is one of the world’s leading specialty products and paints businesses with products and ingredients developed for a wide range of consumer and industrial markets.

In 1997, ICI began the process of refocusing the business from commodity chemicals into higher value added specialty products and paints, addressing specific and specialised customer needs. This transformation is now essentially complete. The Group’s businesses are now more knowledge intensive than capital intensive and focused on delivering innovative products to customers in a wide range of sectors of the world economy.

The specialty products and paint businesses, referred to as the International Businesses, comprise National Starch, Quest, Performance Specialties and Paints. These businesses serve diverse consumer and industrial markets through some 40 strategic business units, comprising close to 100 operating units with an array of market leadership positions across the world. In addition, a number of Regional and Industrial businesses remain in ICI’s portfolio.

ICI believes that its International Businesses have a quality customer and product mix, strong management teams and potential for profitable growth. The higher growth potential businesses include electronic and engineering materials, specialty food starches, flavours and fragrances, personal care ingredients, lubricants and, in Asia, adhesives and decorative paints.

Group Strategy
The Group’s businesses operate across a wide spectrum of consumer and industrial markets, and across a wide geographic spread. Its strategy is to be an industry leader in creating value for its customers and shareholders in its chosen markets. This requires ICI to achieve profitable organic sales growth. The key aspects of this strategy are to:

•	focus on higher value added specialty products and brands,

•	serve a wide range of markets including a number of niche markets,

•	develop long-term relationships with customers by addressing their specific and specialised needs,

•	innovate and use technology creatively to facilitate organic growth,

•	invest in growth markets and build leading market positions,

•	grow through organic growth supplemented by small, strategic, bolt-on acquisitions in its chosen growth areas,

•	improve its operational performance, and

•	pursue synergies across the Group.

In order to implement its strategy, the Group aims to attract, train and develop talented people and to maintain a strong commitment to safety, health and the environment.

Group Financial Objectives
The Group’s financial objectives derive from a combination of top-down goals and a biennial strategic planning process. These strategic financial objectives then form the basis for all financial targets. At the Group level, management is focused on achieving the following goals over the medium term. While demanding, management believes they should be achievable.

Sales growth
With respect to sales, management is aiming to achieve organic growth of 4 to 5% per annum on average (1 to 2% over assumed GDP). Subject to the right opportunities becoming available,

management is aiming to achieve on average a further 1 to 2% growth per annum through small strategic bolt-on acquisitions in its chosen growth areas.

Trading margin expansion
Average trading margin (before amortisation of goodwill and exceptional items) for the Group in 2002 was 9% (2001 9%). Management is aiming to achieve an improvement in trading margin of approximately 0.5% per annum on average over the next 4 to 5 years.

Recent history
In July 1997, ICI took a major step to reposition its business towards the higher added value sector of the industry with the acquisition of the companies and businesses comprising the Speciality Chemicals division of Unilever PLC and Unilever N.V. for a cash consideration of $8 billion (£4.8 billion). This acquisition was consistent with its strategy to shift its business profile towards products which meet specific customer needs and to areas where leading positions in profitable growth markets can be won through the application of its technology and skills.

Consistent with the Group’s strategy, ICI has divested nearly all of its industrial chemicals portfolio, including its Polyester, Fertilisers, Tioxide, Petrochemicals, Chlor-Chemicals and Klea businesses. Since July 1997, ICI has divested more than 50 businesses with proceeds from the sale of assets and businesses in excess of £7.0 billion. In addition, it has continued to reposition its business towards higher added value sectors of the industry through a number of acquisitions within the international specialty and paints businesses. ICI believes that it has now essentially completed the transformation of the Group. However, the Group will continue to look for opportunities to grow its business both organically and through small, strategic bolt-on acquisitions, thereby strengthening its portfolio.

In 2001, ICI initiated a wide ranging restructuring programme across all of its International Businesses in order to underpin future growth and provide cost savings and working capital improvements.

In September 2002 ICI concluded the sale of Synetix, its catalyst business, subsequently completing the transaction in December – within 12 months of first announcing its intention to divest the business.

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Geographic focus
ICI’s headquarters is in the UK, where it also has several significant manufacturing sites. Outside the UK, operations are conducted by locally managed subsidiary companies staffed almost entirely by nationals of the country concerned. Eighty-four per cent of the employees of ICI’s businesses are located outside the UK.

The following table shows the turnover and profit before tax, amortisation of goodwill and exceptional items for the Group’s businesses located in each geographic area for the three years ended 31 December 2002.

	Turnover			Profit before tax, goodwill amortisation and exceptional items

	2002	2001	2000	2002	2001	2000
	£m	£m	£m	£m	£m	£m

Continuing operations

United Kingdom

Sales in the UK	852	1,054	1,078

Sales overseas	516	503	531

	1,368	1,557	1,609	87	71	71

Continental Europe	1,559	1,533	1,410	96	142	126

USA	2,202	2,276	2,250	131	168	192

Other Americas	656	748	752	45	36	54

Asia Pacific	1,277	1,263	1,293	168	150	169

Other countries	54	53	53	6	6	5

	7,116	7,430	7,367	533	573	617

Inter-area eliminations and sales to

discontinued operations	(991)	(1,005)	(952)

Total	6,125	6,425	6,415	533	573	617

Discontinued operations	–	–	1,333	–	–	(5)

Total	6,125	6,425	7,748	533	573	612

Associates

Share of profits less losses				18	57	100

Interest payable				(28)	(67)	(60)

Group net interest payable				(123)	(162)	(202)

Total	6,125	6,425	7,748	400	401	450

Business segments
The following table shows turnover and profit before tax, goodwill amortisation and exceptional items for the Group’s classes of business for the three years ended 31 December 2002 (see Operating and financial review for more information).

	Turnover			Profit before tax, goodwill amortisation and exceptional items

	2002	2001	2000	2002	2001	2000
	£m	£m	£m	£m	£m	£m

Continuing operations

International Businesses

National Starch	1,841	1,853	1,894	224	218	245

Quest	716	727	687	82	107	103

Performance Specialties	804	832	837	49	68	75

Paints	2,182	2,233	2,152	188	176	177

	5,543	5,645	5,570	543	569	600

Regional and Industrial	615	821	892	(10)	4	17

Inter-class eliminations and sales to

discontinued operations	(33)	(41)	(47)

Total	6,125	6,425	6,415	533	573	617

Discontinued operations	–	–	1,333	–	–	(5)

Total	6,125	6,425	7,748	533	573	612

Associates

Share of profits less losses				18	57	100

Interest payable				(28)	(67)	(60)

Group net interest payable				(123)	(162)	(202)

Total	6,125	6,425	7,748	400	401	450

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description of business

Continuing operations
ICI’s businesses comprise National Starch, Quest, Performance Specialties and ICI Paints, which are referred to as the International Businesses, and a number of smaller Regional and Industrial businesses.

National Starch
National Starch, which accounted for 30% of the Group’s sales in 2002, is a global leader in industrial adhesives and specialty food starches. In addition, the business has strong positions in electronic materials, specialty polymers and specialty starches, and has niche businesses in personal care and healthcare ingredients. It provides specialty ingredients for attractive, relatively non-cyclical and high growth markets. The Group believes that National Starch’s position in these markets has been achieved through its unique polymer technology and application understanding, both natural and synthetic, and a high degree of technical support for its customers. Within the overall Group strategy, National Starch’s strategy is to:

•	continue to build on these strengths in areas where it sees good growth opportunities, such as electronic materials, personal care, and Asia Pacific,

•	innovate and introduce new products to all of its customers, and

•	focus in its more mature businesses on improved cost efficiency.

National Starch produces thousands of technically advanced products and operates an international network of 153 manufacturing and customer service centres, located in 37 countries on six continents.

National Starch’s world and American headquarters is in Bridgewater, New Jersey, USA. Its European headquarters is in High Wycombe, UK and its Asia Pacific operations headquarters is in Singapore.

Major manufacturing facilities are located in the USA, Canada, the UK, Germany, Netherlands, Japan, Thailand, Korea, China and Brazil, with other manufacturing facilities located in 21 other countries around the world.

In 2002 the Electronic and Engineering Materials (EEM) business opened a new manufacturing and technical facility near Shanghai, China, where the Acheson unit manufactures materials to supply to Chinese and multi-national customers in the electronic and automotive industries. Ablestik, another EEM business, expanded its facility in Linton, near Cambridge, in the UK to meet the growing needs of European semi-conductor and micro-electronic manufacturers.

National Starch comprises four distinct business groupings:

.
•	Adhesives (41% of National Starch sales in 2002),

•	Specialty Starches (25% of National Starch sales in 2002),

•	Specialty Synthetic Polymers (20% of National Starch sales in 2002), and

•	Electronic and Engineering Materials (EEM) (14% of National Starch sales in 2002).

Adhesives
National Starch is one of the largest producers of industrial adhesives in the world. It manufactures a broad range of adhesive types, including adhesives based on both natural and synthetic polymers, water-borne, hot melts, 100% solids, reactive adhesives and pressure sensitive adhesives.

The division’s products are used in packaging for sealing cases and cartons and fixing labels to bottles and cans. There are a number of paper converting applications such as laminating, bag making, tissue, paper tube winding and box manufacturing. Converting adhesives are also used in bookbinding, envelopes, magazines, and remoistenable stamps. Adhesives are also critical components in the construction of disposable nappies/diapers, personal sanitary products and disposable hospital supplies.

National Starch’s high performance curing adhesives are used to laminate plastic films, metal foils and paper for numerous flexible packaging applications. Pressure sensitive adhesives are used to manufacture self-adhesive tapes, labels, decals, and transdermal drug delivery patches.

National Starch’s adhesives and primers are used in the assembly of sports shoes. The Bondmaster business unit supplies adhesives for assembly operations in the woodworking, construction and transportation industries.

For the corrugating industry, specialty carrier starches provide bond strength for adhering board to corrugating medium and contribute to increased production and reduced waste. They improve the overall quality and water resistance of meat, fruit, vegetable and shipping cases. Specialty synthetic polymer products add increased water resistance for demanding applications.

In 2002, the division introduced a number of new products including: ‘Cool-Lok’ 34-274A, a low temperature hot melt adhesive that resists high heat better than previous products; ‘Ultracase’ 100% solid adhesive that permits bookbinders to eliminate waste caused by moisture; and ‘Ultra-Set’ glued lap adhesive for corrugated containers.

Specialty Starches
National Starch’s food starches are an important part of many everyday foods. They enhance texture and appearance and provide effects which enable end-consumer products to withstand the rigours of ultra high temperature (UHT) processing, microwave cooking, freeze/thaw cycles and extended storage.

In the specialty food ingredients area, the Starch division produces products which are used for fruit preparations, meals and canned foods, binders for meat and fish products and pet foods and a range of coating agents to control texture, crispiness and appearance in battered foods. Products for the dairy market are used to improve the quality and stability of a range of dairy foods. Ingredients for cereals and snacks influence the expansion, texture and eating quality of a variety of baked, fried and extruded foods. National Starch’s stabilisers and thickeners are used to control the viscosity, stability, mouth-feel and texture of a wide variety of sauces and salad dressings. In the bakery market, the division’s ingredients are used to control the moisture retention, texture and structure of baked doughs and their fillings. Encapsulation products encapsulate flavours and fragrances, stabilise flavour emulsions and are used in starches that improve mouth-feel properties in beverage systems.

Products in pharmaceutical and nutrition areas include specialty starches for use as carriers, binders and disintegrants in tablets and capsules, thickeners for liquid dosage medicines, pharmaceutical grade dusting powders for surgical gloves and specialty ingredients for the nutrition industry.

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In the pulp and paper industry, the division’s specialty starches provide strength and contribute to enhanced productivity in the manufacture of unbleached kraft, fine papers, bleached board, newsprint and recycled fibre stocks. Additives and liquid polymers improve the biodegradability and strength of tissue and towel products. Specialty surface size starches increase runnability in the size press and printability on the end user’s printing press, while replacing more costly functional additives.

The division has also created a starch-based replacement for plastic packaging. ‘Eco-Foam’ loosefill is composed of nearly 100% starch and protects the contents of packages as effectively as polystyrene “peanuts”, yet is fully degradable and decomposes in water.

New products introduced in 2002 included: 100% organic ‘Novation’ starches that enable food manufacturers to include the texture and taste consumers seek along with foods they feel will help them stay healthy; and ‘Versa-Sheen’ glazing agent which enables bakers to coat items such as croissants and cookies with an attractive high sheen.

Specialty Synthetic Polymers
National Starch has multiple capabilities in specialty polymers, resins and redispersible powders for markets as diverse as personal care, construction, water treatment, detergents, paper coatings and apparel.

The Vinamul Polymer business’s binders, saturants and laminants add desirable characteristics to non-wovens (fibrefill, interlinings, disposable garments), textiles and papers.

Specialty polymers improve the holding power in hair sprays and gels and the manageability and softness of mousses, conditioners, shampoos and other styling aids. They are also used to thicken and emulsify cosmetic and beauty products and increase the functionality of sunscreens, hand and body creams and lotions.

The Alco business’s products include dispersants, anti-scalants and detergent builders, as well as rheology modifiers (thickeners) for the carpet, adhesive and detergent industries. Dithiocarbamate chemistry is used in microbiocides and metal precipitants for process water treatment.

‘Elotex’ redispersible powder polymers improve the adhesion, flexural strength, insulation properties and shrink-resistance of cements, grouts, adhesives and other construction products.

New products introduced in 2002 included: ‘Structure-XL’ a naturally derived polymer for skin care emulsions; ‘DynamX’ technology, for hair care formulators; and ‘Alcosperse’ 747, a polymer that improves performance of detergents used for laundering, automatic dishwashing and hard surface cleaners.

Electronic and Engineering Materials (EEM)
The EEM division manufactures, markets and sells adhesives, encapsulants, specialty coatings and process lubricants used in the manufacture of electronic, automotive, medical, aerospace and other equipment and components. The division serves customers worldwide with formulations and application assistance to meet demanding performance and processing requirements.

The EEM division is comprised of five business units, each focused on specific product lines and end-use markets.

•	Ablestik supplies adhesives and encapsulants used for semiconductor packaging and microelectronic assembly. Products include adhesive pastes, films, tape adhesives, and underfill encapsulants.

•	Acheson supplies thick film materials and specialty coatings used in cathode ray tubes, keyboards and switches, printed circuits, and other electronic components. Specialty coatings are also used for noise reduction and wear resistance in automotive components.

Acheson also supplies process lubricants and application systems used in metalworking and casting.

•	Emerson & Cuming supplies adhesives, encapsulants, and coatings used in circuit assembly and in fabrication of electronic, electrical, and electromechanical components.

•	Permabond supplies adhesives used in product assembly, structural bonding, and repair applications, including disposable medical devices, electric motors, automotive components, and motor vehicle assembly.

•	Tra-Con provides adhesives and coatings in single-use and other specialty packages serving a broad range of industrial customers through telemarketing programmes.

Quest
Quest, which accounted for 12% of the Group’s sales in 2002, is a leader in the development, application and production of fragrances, flavours and food ingredients for a wide variety of consumer brands. Quest operates in fast moving markets that the Group believes present attractive growth opportunities and comprises two major strategic businesses:

•	Food (60% of Quest sales in 2002), and

•	Fragrance (40% of Quest sales in 2002).

ICI believes that Quest’s competitive position is based on four distinctive strengths. These are:

•	the quality of its customer relationships,

•	the sensory design skills of its perfumers and flavourists,

•	the technological advances resulting from its research and development, and

•	the customer service and support provided by the marketing and application groups as well as its global network of servicing units.

These strengths enable Quest to assist its customers in making their products and brands successful. Within the overall Group strategy, Quest’s strategy is to continue to build on these strengths, while:

•	focusing on growth with key customers, in fine fragrances and in Asia,

•	investing in consumer understanding,

•	creating and making best use of an effective and efficient innovation process,

•	working to ensure operational excellence in both service levels and costs by focusing on appropriate parts of the value chain (for example, expanding its position in novel fragrance ingredients while outsourcing non-core activities) and continuous process improvement.

Quest’s innovative flavours and fragrance products consist of compounds of blended ingredients under formulae created by expert flavourists, perfumers and scientists. Certain of these compounds contain molecules which have been created by Quest’s chemists and which add distinctive characteristics to its products. Quest also has a strong presence in nature-identical flavours for sweet and culinary applications.

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description of business

Food ingredients include emulsifiers, hydrocolloids, proteins and bio ingredients (enzymes, cultures and yeast), developed to meet the changing commercial requirements in taste and texture of its customers’ brands.

Fragrance ingredients are the scented building blocks of the fragrance formulae. They also contribute additional technical characteristics, such as deodourisation or insect repellence, to the finished compound.

In the food market, growth has been driven by the desire of consumers for new and more sophisticated flavours as well as for foods that are compatible with a healthy lifestyle. These factors have stimulated the demand for products such as convenience foods, ethnic foods, low-cholesterol and low-fat food products, as well as soft drinks that must also meet expectations in taste, texture and appearance.

During 2002, ‘Quest HIT Flavours’, a state of the art topnote range based on artisanal cooking as a benchmark, was launched in a variety of regions. Specific successes have been achieved with the range in Europe, North America and Asia. ‘Pure Delivery’ (an encapsulation technology) continued to be rolled out across the globe and gained adoption by a major key account. Progress on consumer appeal platforms has continued with increased adoption of the ‘TrendAntenna’ process. The Hyprol protein hydrolysates for sports drinks has been successfully launched and is supported by a dedicated web site: www.hyprol.com.

Quest’s Fine Fragrance business has been behind a stream of new scents. Among 2002’s perfume launches, containing Quest fine fragrances, have been Armani’s Mania for Men, Givenchy’s Eau Torride, Jennifer Lopez signature scent Glow and Bora Bora, a unisex fragrance based on bio-captive ingredients.

Science, innovation and creativity are the key pillars of Quest’s research effort. Innovation is at the heart of Quest’s business. It designs and develops new fragrance and flavour ingredients and compounds that create a distinctive sensory impact. This demands a complex artistic and technical process, combining the knowledge and skill of Quest’s perfumers and flavourists with the expertise of its application and research chemists. Quest has research centres at Ashford in the UK and Naarden in the Netherlands, together with specific product process development teams at six other sites around the world. Quest also benefits from its membership of the wider ICI group and the science base that is available to support innovation.

The Food division’s headquarters is in Naarden, the Netherlands, where Quest’s corporate headquarters is also located. The Fragrance division’s headquarters is in Ashford, UK. Major manufacturing facilities are located in the Netherlands, the UK, USA, Mexico, France, Australia, Ireland and Indonesia with smaller manufacturing facilities in 11 other countries. Quest has its own sales distribution network in 38 countries and is represented elsewhere by sales agents.

Performance Specialties
At the beginning of 2002, Performance Specialties consisted of two main strategic business units: Uniqema and Synetix, plus the smaller Security Systems business. During the course of the year Security Systems was sold to Lincolnshire Management Inc. and Synetix to Johnson Matthey plc.

Performance Specialties accounted for 13% of the Group’s sales in 2002. As a percentage of Performance Specialties sales in 2002, Uniqema represented 83%, Synetix 15% and other businesses 2%.

Uniqema
Uniqema was formed at the beginning of 1999. Its operating sectors comprise lubricants, personal care, and performance technologies.

ICI believes that Uniqema’s strength is its strong positions and applications capabilities in the personal care and synthetic lubricants markets, and in the European and US oleochemicals sector. Within the overall Group strategy, Uniqema’s strategy is to seek profitable growth in personal care and lubricants, and cost leadership in base oleochemicals.

Uniqema supplies innovative customised effect chemicals for purposes such as dispersion, wetting, emulsification, polymer modification, adjuvancy, lubrication, emolliency and defoaming. These effects are supplied as ingredients for personal and healthcare formulations, for lubricant formulations and for the production of agrochemicals, paint dispersions, resins, polymers and oilfield chemicals, as well as for use in textile processing. ICI believes that Uniqema has a strong position in synthetic lubrication. It manufactures and markets a wide range of synthetic basestocks and ingredients which are formulated into engine, compressor, gear hydraulic and process oils and fluids, where high performance or environmental characteristics are required. Products are frequently tailored to specific customer requirements. ICI believes that Uniqema is also a leader in synthetic refrigeration lubricants, to which it provides worldwide technical support.

As a prominent player in personal care, Uniqema provides ingredients for skin care, hair care, oral care and toiletries. These include new vegetable-based products for skin care formulations, mild ingredients for cleansing formulations and functional ingredients for skin repair products and UV protection products.

In the more regionally based Performance Technologies business, the main product streams are based on natural oils and fats, and strong positions in polymers are based on a range of specialty dimers, which are used in adhesives, coatings and resins, printing inks, engineering plastics, fibres and foams. Performance Technologies also includes specialist sectors in textile and oil applications.

Uniqema also supplies process intermediates based on natural fats and oils such as coconut, palm kernel and rape seed, which are split to yield fatty acids and by-product glycerine. Further processing of fatty acids yields a range of higher added-value products, such as surfactants, soaps, lubricants and polymers.

The headquarters and one of the major operating centres of Uniqema is in Gouda, in the Netherlands. The other major operating centres of Uniqema are in Wilton in the UK, Newcastle Delaware, USA and Kuala Lumpur in Malaysia. Uniqema has a total of 16 manufacturing sites in Europe, North America and Asia Pacific.

In 2002 Uniqema closed its offices in Everberg, Belgium and successfully completed the implementation of new Enterprise Resource Planning (ERP) computer systems at all sites in Europe.

Paints
ICI Paints is a leading international paint business and accounted for 36% of the Group’s sales in 2002. It concentrates on decorative paint (91% of ICI Paints’ sales in 2002) and coatings for food and beverage cans (9% of ICI Paints’ sales in 2002).

In 2002, 46% of ICI Paints’ sales were in North America, 34% in Europe, 12% in Asia and 8% in Latin America and Rest of World. ICI believes that ICI Paints’ strengths include its well-established brands and the global nature of the business which allow ICI Paints to use its resources, expertise and experience to offer the best solution for each local market and the needs of the end users.

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Within the overall Group strategy, the strategy of ICI Paints is to maintain and develop its branded leading market positions in the global paints and coatings industry. ICI Paints expects to further develop its strategy by:

•	building its business in high growth areas such as China, India and elsewhere in Asia,

•	capitalising on supply chain rationalisation opportunities,

•	utilising best practice throughout the business to reduce costs.

The decorative paints business has well-established brands such as ‘Dulux’, ‘Glidden’, ‘Valentine’, ‘Coral’, ‘Alba’ and ‘Color Your World’.

The acquisition in 1998 of the European Home Improvement business of Williams Plc added further strong brand names in Europe such as ‘Hammerite’, ‘Cuprinol’, ‘Polyfilla’, ‘Polycell’, ‘Xyladecor’, ‘Molto’ and ‘Alabastine’. The acquisition broadened and strengthened the decorative product range to include wood care, metal care, adhesives and fillers. The decorative paint business has four regional strategic business units as the worldwide paint market is still highly regional.

During 2002 ICI Paints has continued to focus on strengthening its brands and developing innovative products and services which meet and anticipate customers’ needs around the world. Achievements in 2002 included extending the ‘Hammerite’ range in Latin America, a new ‘Cuprinol’ rollable paint in the UK, the launch, also in the UK, of ‘Polycell Basecoat’, a product similar to paint which covers hair line cracks and serves as a base for emulsion paint finish on interior walls, the US launch of Dulux ‘Fortis’, a premium exterior paint and Alkyd paint using the new ICI Advanced Alkyd technology, and the introduction of a second generation ‘Dulux 5-in-1’ paint in China.

ICI Paints is a leader in sales of internal and external coatings for food and beverage cans. It also manufactures and distributes a broad product offering of packaging coatings and has significant market positions in both the mature markets of Europe and North America and the emerging markets of Asia and Latin America.

Technology and innovation are also important factors in the growth of ICI Paints. Success is dependent on being first to the market with innovative, value-adding products and services which meet real market needs. ICI Paints benefits technologically from the colloid, polymer and particle related science base and research carried out by other parts of the Group.

ICI Paints’ business headquarters is at Slough in the UK. Major manufacturing facilities are located in the USA, UK, Brazil, Argentina, Germany, Netherlands, France, China, India and Malaysia. Additional manufacturing facilities are located in 16 other countries. ICI Paints maintains its own sales distribution network in 32 countries, and sells elsewhere through sales agents and distributors.

Regional and Industrial
The Regional and Industrial businesses comprise several businesses which are essentially local in their scope. Excluding sales relating to continuing supply contracts involving businesses that have been divested and which are transacted at nil margin, Regional and Industrial businesses accounted for 9% of the Group’s sales in 2002. The most significant of these businesses are located in Pakistan, India and Argentina. In Pakistan and India, ICI operates through non wholly-owned subsidiary companies whose share capital is quoted on the local stock exchanges. During 2002 the regional explosives operations in the USA and the UK were divested.

ICI Pakistan has interests across a number of different market sectors. The more important of these are the manufacture of polyester staple fibre for the textile industry and soda ash for soaps, detergents, glass and paper. Other businesses of ICI Pakistan include pharmaceuticals, seeds and specialty products. Pakistan PTA Limited located at Port Qasim near Karachi manufactures purified terephthalic acid (PTA) for the fibre industry.

ICI India’s regional business comprises explosives, rubber chemicals, and nitrocellulose. The explosives business, centred at Gomia, manufactures a wide range of modern bulk and packaged explosives. The rubber chemicals business has manufacturing facilities near Kolkata, and the nitrocellulose business is based in Gujarat. ICI India’s pharmaceuticals business was sold in early 2002.

ICI Argentina manufactures a range of products of which wine chemicals and sulphur related products are the most important. The wine chemicals business is located near Mendoza, whilst the sulphur related products are manufactured at San Lorenzo, near Rosario.

Huntsman International Holdings LLC
Huntsman International Holdings LLC (“HIH”), formed in 1999, is controlled by Huntsman Corporation and comprises ICI’s former Polyurethanes and Tioxide businesses and the majority of ICI’s former UK based Petrochemicals businesses, together with the propylene oxide assets of Huntsman Corporation.

ICI’s interests in HIH comprise a holding of subordinated loan notes in HIH and an equity interest in ICI Alta Inc., a wholly owned subsidiary. ICI Alta Inc. holds ICI’s 30% equity interest in HIH and a contract for the sale of this equity interest in HIH to Huntsman Specialty Chemicals Corporation (“HSCC”), as announced on 21 December 2001 (see “material contracts” on page 122). On 17 June 2002, ICI announced it had reached an agreement with CSFB Global Opportunities Partners L.P. (now Matlin Patterson Global Opportunities Partners L.P.) for the sale of ICI’s interests in HIH. The aggregate purchase price payable under this new agreement is $440m (£283m). Of this amount, $160m (£109m) has been received. The remaining $280m (£174m) (with an amount equivalent to interest from 15 May 2002 to the date of payment) will be payable on 15 May 2003, with Matlin Patterson Global Opportunities Partners L.P. having the option to pay all or part of the amount due prior to 15 May 2003 by means of installment payments.

Ownership of the HIH Notes, subject to a pledge arrangement, has been transferred and ownership of ICI Alta Inc. will be transferred when the full purchase price has been received. As a result of this transaction, HIH has ceased to be treated as an associate from 17 June 2002.

Discontinued Operations
For UK GAAP purposes, the Group classifies discontinued operations as material operations which it has sold or permanently terminated either during a particular financial year or during the subsequent period to the date of signature of the annual accounts for such financial year. There were no operations reported as discontinued during 2002 or 2001 and the last businesses to be so classified, in 2000, were the: Chlor-Chemicals, Klea and Crosfield businesses, Methanol business, and the Group’s 50% equity holding in Philips-Imperial Petroleum Ltd.

Markets and distribution
ICI sells its products through an extensive network of subsidiaries, associates and distributors.

Specialty products manufactured by National Starch, Quest and Uniqema are sold mainly by direct sales forces, alliances and distributors. Customers are primarily other manufacturers, in a range of markets from consumer oriented manufacturers of branded goods in the food, perfume and personal care sectors to those involved in surfactants, lubricants, papermaking and chemicals.

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description of business

Group expenditure on tangible fixed assets

	2002	2001	2000		2002	2001	2000
	£m	£m	£m		£m	£m	£m

Continuing operations				Continuing operations

National Starch	52	85	96	United Kingdom	53	59	52

Quest	52	34	28	Continental Europe	65	49	56

Performance Specialties	38	43	39	Americas	64	86	96

Paints	53	55	54	Asia Pacific	33	44	31

International Businesses	195	217	217	Other countries	–	–	–

Regional and Industrial	20	21	18

Total – Continuing operations	215	238	235	Total – Continuing operations	215	238	235

Discontinued operations	–	–	54	Discontinued operations	–	–	54

Total	215	238	289	Total	215	238	289

Paints are sold through a range of distribution channels. Branded architectural paints are sold through a combination of both independent retailers and stores and the Group’s own retail concerns, particularly in North America. Can coatings are supplied directly to beverage and food manufacturers in Europe, the Americas and Asia.

The Group’s Regional and Industrial businesses sell into a wide range of industries including engineering, textiles, pharmaceuticals and the extractive industries. These products are either marketed directly or through independent merchants, wholesalers and distributors who resell to small users. Commodity products are sold through a direct sales force or through distributors primarily to other operators in the chemical industry.

Seasonality
Due to the diversity of their product portfolios and broad international coverage, seasonality in the National Starch, Quest and Uniqema businesses is not significant. ICI Paints, however, is affected, with higher sales of products used on the exterior of buildings normally during better weather conditions. With the geographic profile of ICI Paints, this results in higher activity levels in the second and third quarters of the year.

Sources and availability of raw materials
Raw materials and supplies are purchased from a variety of industry sources, principally the agricultural and chemical sectors and to a lesser extent from the mining sector. They are generally available from multiple suppliers and alternative sources are generally available to enable business to continue in the event of any interruption from present sources. Prices are subject to normal conditions of supply and demand.

The primary raw materials used by National Starch are corn, tapioca and chemicals. Specialty hybrid corn (high amylose and waxy seeds) is planted under contract for National Starch to guarantee supply of these special strains. Starch manufacturing facilities in Thailand are located close to the sources of production of tapioca root to ensure reliability of supply. National Starch’s main chemical raw material is vinyl acetate monomer, the cost and supply of which is dependent on the price of natural gas and manufacturing capacity of suppliers.

Quest purchases thousands of different raw materials from sources across the world. The main natural raw materials are extracts and concentrates from fruits, vegetables and other flora as well as animal products and essential oils. Synthetic raw material purchases are mostly organic chemicals.

The raw materials for Uniqema include a wide range of both renewable (palm oil, rape-seed oil, tallows) and petrochemical based (ethylene oxide, propylene oxide) raw materials.

The raw materials for ICI Paints include resins, solvents and pigments from major chemical suppliers.

Intellectual property
ICI has thousands of patents and applications which help to protect its technology and numerous trademark registrations which help to protect ICI’s brands. In addition, it derives substantial competitive advantage from trade secrets and proprietary business knowledge relating to formulae, products, processes and technical know-how. ICI uses appropriate terms of employment and management processes to identify and protect its intellectual property. As necessary, it enters into confidentiality agreements with customers, suppliers and other third parties to protect the confidentiality of its proprietary, technical and business information.

Competition
Due to the breadth and variety of the products and end markets served, the Group encounters a wide range of competitors, from multinational companies to many small local and independent firms.

National Starch does not compete with any one competitor in all of its markets. However, multinational competitors in specific markets include HB Fuller, Rohm & Haas and Air Products. Similarly, Uniqema does not compete with any one competitor in all of its markets, but in particular markets competitors include Cognis, Fina, Akzo Nobel and Twin Rivers.

Quest is one of the top five flavour and fragrance manufacturers which together account for approximately half of the total market. Quest’s main competitors are multinational flavour and fragrance houses, including International Flavors & Fragrances and Givaudan.

ICI Paints’ competition is mainly national in character. However, international competitors include Sherwin Williams and Akzo Nobel.

Capital expenditure
The analyses in the tables above summarise the Group’s capital expenditure on tangible fixed assets over the three year period ended 31 December 2002.

In 2002, over 90% of capital expenditure was incurred by the International Businesses. One significant project has been the implementation of new enterprise resource planning systems in Quest.

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The remainder of the expenditure has been incurred on a large number of relatively minor projects aimed at achieving additional capacity for specialty products, as well as for productivity improvements through increased automation of manufacturing processes and the relocation and consolidation of facilities. A significant portion of the expenditure relates to information technology and to the support of customers including tinting machines (Paints) and creative systems (Quest).

Commitments for capital expenditure not provided in the Group’s consolidated financial statements totalled £163m at 31 December 2002, compared with £146m at the end of the previous year. These are analysed further in note 40 to the consolidated financial statements between those for which contracts have been placed and those authorised but not yet contracted.

Research and development (R&D)
A Technology Board, comprising the senior business R&D managers and led by the Group Vice President for R&D, is responsible for the development of the Group’s Technology Strategy and its implementation by the R&D staff employed by the Group’s businesses. In 2002, expenditure on R&D by continuing operations excluding Technical Service, amounted to £148m (2001 £151m; 2000 £157m – both as restated). This expenditure represented 2.4% of sales in 2002, up from 2.3% in 2001 and the same as in 2000.

Each of the Group’s businesses is responsible for its own R&D resources and for driving innovation to meet the needs of its customers and markets. The business R&D teams are complemented by a central R&D resource that aims to provide world class capabilities that are common to all the businesses. Its capabilities are in colloid interface science; high throughput experimentation (HTE); modelling; particle engineering and polymer science. It also provides measurement science services to the ICI businesses as well as undertaking a small measurement science development programme. The Group’s distributed technology network draws on the expertise across ICI thus allowing new products and processes to be developed and exploited by individual businesses more rapidly, and stimulating new options from the combination of the technical capabilities of the Group’s different businesses.

In 2002, a Business Development Board was established, comprising senior managers from the individual Businesses, the Group Vice President of R&D, planning support from the Corporate Centre, and chaired by the Executive Vice President Performance Specialties. The purpose of the Board is to accelerate the commercial exploitation of technology opportunities within ICI, and reflects the desire to continuously develop and strengthen the links between market needs and technology capability.

The Group’s prime technology areas, namely biosciences, chemistry and materials, have been established to support its goals in selected growth markets. These areas (or megathemes) constitute a portfolio of projects, which are intended to accelerate the Group’s long-term technology development, and avoid business duplication while reducing individual business risk.

Bioscience has key areas of knowledge and expertise which the Group applies to the development of personal care, food and beverage products. Projects under way focus on the use of natural materials, linking consumer response to the molecular constituents of the Group’s products, and the development of superior product effects through improved understanding of skin science. An example is the collaboration with Arena Pharmaceuticals Inc to apply Arena’s proprietary CART technology to olfactory and gustatory G protein-coupled receptors (GPCRs) to develop assays and then screen compounds supplied by ICI businesses.

Chemistry underpins much of the Group’s product development and here its focus is on high throughput R&D to explore novel molecules, formulations and processes. A successful collaboration with Symyx Inc has made it possible to rapidly build an ICI Centre of Expertise in High Throughput Screening and Formulation which is now advancing a portfolio of projects for the ICI Businesses. Investments in HTE capability continue at Quest, and are beginning in Paints.

Current projects in the materials area are directed towards bio-materials and renewable resources, exploiting effects shown by bio-polymers and bio-molecules, and increasing the Group’s ability to fabricate at the nano-scale for macro-scale effects. The combination of these capabilities is particularly focused on controlled and targeted delivery of effect products e.g. the collaboration between National Starch and Uniqema has already led to the launch of two new crop protection products; Metasperse dispersants, and Semkote seed coatings.

The competitive edge of the Group comes from the combination of these capabilities, not merely the demonstration of excellence in any one megatheme area. Nowhere is this more evident than in ICI’s ability to offer products with a multisensory (touch, taste, fragrance and colour) dimension. The power and opportunity that this approach offers is displayed in the ICI report on “The Secrets of the Senses” commissioned from Dr Charles Spence from the Department of Experimental Psychology at the University of Oxford.

Regulation, safety, health and the environment
ICI’s businesses are subject to the normal regulatory framework applicable to a specialty products and paints company, notably various health, safety and environmental rules both at national and local levels in each of the jurisdictions in which it operates. Its businesses also voluntarily conform to international and national codes of best practice appropriate to their business.

ICI attaches great importance to the safety and health of its employees, to reducing any adverse environmental impact of its activities year-on-year and to developing products and services with improved environmental features.

Most aspects of the Group’s business are subject to laws relating to safety, health and environment (SHE). The scope and severity of such laws vary across the different businesses and according to the jurisdiction concerned. The various manufacturing processes which are operated require consents and licences including relevant emission permits. The Group requires full compliance by its businesses with all relevant SHE laws and regulations in each jurisdiction in which it operates.

ICI’s policy is to improve its SHE performance continuously and to have in place quantitative measures to monitor progress. For these reasons, ICI published a set of targets in 2001 to be achieved by the end of the year 2005 for improvements in Safety, Health and the Environment (“Challenge 2005”). Targets for the last of these included reducing its environmental burden in specific categories and a commitment to improve energy efficiency per tonne of production by a further 5% of the 2000 base level. ICI developed the measurement of environmental burden in order to take account not just of the quantity of an emission but its potential impact on the environment. It uses the environmental burden methodology to help prioritise actions for further performance improvement.

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description of business

Challenge 2005 focuses on the effects of the Group’s activities on climate change, land, water, and other potential impacts using the environmental burden concept introduced in 1995, and to achieve a further 50% reduction in employee injuries and illnesses from the 2000 outurn.

We maintain our focus on SHE and, in the second year of our current five-year programme, are on plan to meet the majority of our Challenge 2005 objectives and have actions in place to address those areas where we are behind. Full details are published in our Sustainability Report and on our website, www.ici.com. ICI’s performance in 2002 is currently being verified by Enviros Consulting Ltd, and the detailed performance results and verification statement will be published on its website. During 2002, there were eleven instances of breaches of safety, health or environmental regulations which resulted in prosecutions or fines totalling £95,000. Each was investigated and appropriate action taken.

The main process by which the Group manages SHE issues and seeks to meet its objectives is the Responsible Care Management System (RCMS). This sets out standards along with guidelines, training, auditing and procedures for reviewing and reporting performance, all of which are essential to continuous improvement. The system covers operations on site as well as product stewardship and community relations. RCMS has been independently verified by Lloyd’s Register Quality Assurance Limited as complying with the US and UK Responsible Care Codes, the certifiable international standard for environmental management systems, ISO 14001 and the ICC (International Chamber of Commerce) Business Charter for Sustainable Development.

ICI works to manage and minimise the risks associated with the condition of its sites and has developed further procedures to enable the ranking of priorities for management attention. ICI is actively engaged in research aimed at developing and implementing more cost effective environmental remediation technologies, some of which is being done in collaboration with other companies and academic institutes.

The raw materials which the Group’s businesses use and the products which they produce are subject to demanding regulations concerning product safety in all parts of the world. These regulations, which also cover product testing and risk assessment requirements, are subject to review and revision, as is currently happening in Europe with the European Union Chemicals Policy White Paper. The Group is assessing the potential impact of these proposals on its businesses and will ensure compliance when the new European Union regulations come into force.

There is a growing pressure from legislators, customers and the general public to reduce the environmental and health impacts of products throughout their life cycle. ICI is responding to this by ensuring that each business has a “Product Stewardship” programme in place. This voluntary programme embraces, through best business practices, product regulatory requirements, societal pressures, reducing the risk of harm to people and the environment, and ICI aims to provide the relevant information to enable correct use and disposal of products.

Anticipating external pressures and concerns and providing speedy, innovative solutions with lower environmental impact is becoming a key aspect of sustaining competitive advantage. ICI recognises these pressures and is responding with the introduction of new processes, products and services which improve the efficiency of use of raw materials and utilities and reduce adverse environmental effects.

Processes are in place for regular reviews of environmental liabilities, and provisions were established by 31 December 2002 in accordance with the accounting policy described in the Group financial statements on page 51. Although there can be no guarantees, management believes that, within the existing legislative framework and taking account of the provisions already established, the cost of addressing currently identified environmental obligations (as ICI currently views these obligations) is unlikely to have a material adverse effect on its financial position or results of operations.

Litigation
Save as disclosed below, neither ICI nor any of its subsidiaries is involved in any legal or arbitration proceedings which may have, or have had, during the 12 months preceding the date of this document, a material effect on the financial position of the Group, nor are any such proceedings pending or threatened involving ICI or any of its subsidiaries.

The Glidden Company (“Glidden”), a wholly owned subsidiary of ICI, is a defendant, along with former lead paint and pigment producers as well as other lead product manufacturers and their trade associations, in a number of suits in the United States. These suits seek damages for alleged personal injury caused by lead-based paint or the costs of removing lead-based paint. An alleged predecessor of Glidden manufactured lead pigments until the 1950s and lead-based consumer paint until the 1960s. Due to the nature of the suits, Glidden is unable to quantify the amount being claimed although the suits are likely to involve substantial claims for damages.

The cases presently pending against Glidden include: a suit filed in 1989 by the New York City Housing Authority in New York state court seeking the removal of all lead-based paint from two housing projects; a purported statewide personal injury class action filed in 1998 on behalf of all lead poisoned children in New York state court; a personal injury suit filed in 1999 on behalf of six lead poisoned minors in state court in Maryland, and a personal injury action filed in 2002 on behalf of a lead poisoned adult in state court in Mississippi. Five other individual personal injury actions were filed in 2000 and 2001 against Glidden and other members of the lead industry in Maryland state court, however, these actions have not been served on any of the defendants and no activity is expected for the foreseeable future. One additional personal injury action was filed in late 2002 in New York state court but Glidden has not been served in that case.

Glidden has been dismissed from seventeen cases in 2002 and was not named as a defendant in more than two dozen lead paint lawsuits filed this year. Glidden continues to believe that it has strong defences to all of the pending cases and has denied all liability and will continue to vigorously defend all actions.

ICI Chemicals & Polymers Limited (C&P), a subsidiary, is involved in arbitration proceedings in Singapore regarding PTA technology exchange and licence arrangements with PT Polyprima Karyareksa (Polyprima). Fees due under these arrangements are being claimed against Polyprima who, in response, has claimed damages totalling up to $130m for alleged breach of contract, alleged fraud, deceit, misrepresentation and concealment, allegations which C&P rejects and intends to resist vigorously. C&P’s claim against Polyprima was heard before an arbitration tribunal in Singapore in May 2002 and the decision of the tribunal is awaited.

In connection with the disposal of the Group’s Chlor-Chemicals business to Ineos Chlor, Ineos Chlor has made a £65m claim against the Group relating to expenditure allegedly required in relation to the Runcorn site, which the Group is disputing. As yet, legal proceedings have not been commenced by Ineos Chlor but it is possible that they will be in the near future.

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Ineos Chlor has also approached the UK Department of Trade and Industry to seek Regional Selective Assistance for certain capital projects and is also seeking financial support from its parent company and the Group. ICI has received reports that Ineos Chlor may seek to close part or all of its business if this financial support is not forthcoming. If such a closure was to occur, a number of Chlor-Chemicals contracts in the Group’s name which have not yet been novated to Ineos Chlor and certain environmental liabilities could revert to the Group or be accelerated.

Employees
As of 31 December 2002, ICI employed 36,660 employees. An analysis of employee numbers by business and geographical area may be found in note 36 to the consolidated financial statements. ICI has a mixture of unionised and non-unionised operations across the world. ICI considers its relations with its employees to be good.

Property
ICI operates production, marketing and research and development facilities worldwide. The individual business descriptions on the preceding pages provide details of these facilities. ICI owns substantially all of its properties, free of material encumbrances, and it believes such properties are adequate for their purposes and suitably utilised according to the individual nature and requirements of the relevant properties.

Insurance
ICI maintains the types and amounts of insurance customary in the industries and countries in which it operates. This includes but is not limited to Employee Related Accidents and Injury policies, Property Damage policies and Directors and Officers liability coverage. ICI considers its insurance coverage to be adequate both as to the nature of the risks covered and the amounts insured for the businesses conducted by the Group. The insurance market, since the terrorist attacks on the United States on 11 September 2001, has become far more expensive and limited in coverage availability. There are indications that insurance costs will continue to increase and that the scope of coverage available in the market will become more limited.

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operating and financial review

Turnover
Group sales, as reported for the year, were £6,125m, 5% lower than 2001 (£6,425m in 2001 and £6,415m in 2000 or £7,748m including discontinued operations). The lower sales in 2002 were largely the consequence of divestments, principally in the Regional and Industrial businesses, and adverse foreign exchange translation effects.

International Business sales, at £5,543m, were 1% ahead of 2001 on a comparable basis. Growth resumed in North America and remained strong in Asia, more than offsetting lower sales in Latin America, where economic conditions remained challenging. Sales in Europe were slightly ahead of the prior year. Each of the International Businesses delivered comparable sales growth, with National Starch and Performance Specialties both 2% ahead, and Paints and Quest both 1% ahead of last year.

As reported sales for the International Businesses were 2% below 2001 (2001 £5,645m; 2000 £5,570m), with the effects of foreign exchange translation (–2%), and divestments in Performance Specialties (–1%) accounting for the difference from the comparable performance.

Trading profit*
Group trading profit for the year was £533m, 7% lower than 2001 (2001 £573m; 2000 £617m or £612m including discontinued operations).

Trading profit for the International Businesses for the year, at £543m, (2001 £569m; 2000 £600m) was only 1% lower than 2001 on a comparable basis. Paints and National Starch both made good progress in difficult conditions, and were up 9% and 5% respectively on a comparable basis. However, comparable trading profit was 23% lower for Quest, which was impacted by supply chain problems, and 24% lower for Performance Specialties, with Uniqema being particularly affected by rising raw material prices in the second half of the year.

*	Profit figures are quoted before goodwill amortisation and exceptional items unless otherwise stated.

References to “comparable” performance exclude the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses. A reconciliation between “comparable” and “as reported” performance measures can be found on pages 28 and 31. A more detailed explanation of “comparable” performance appears on page 124.

As reported International Business trading profit was 5% lower than last year, with the difference from the comparable performance due to the effects of foreign exchange translation (–2%) and divestments (–2%).

Regional and Industrial businesses reported a £10m trading loss for the year, £14m lower than in 2001 (2000 £17m profit) due to the loss of profits from divested businesses and a legal provision in relation to one of ICI’s former businesses.

Associates
The Group’s share of losses of associates before exceptional items for the year was of £10m, in line with last year (2001 £10m loss; 2000 £40m profit). Reduced losses from Huntsman International Holdings LLC (which ceased to be accounted for as an associate from 17 June 2002) were offset by losses in Irish Fertilizer Industries (which went into liquidation in November 2002). The Group result included the Group’s share of operating profit before exceptional items from associates of £18m (2001 £57m; 2000 £100m) less net interest payable by associates of £28m (2001 £67m; 2000 £60m).

Interest
The Group net interest charge for the year was £123m compared to £162m in 2001 (2000 £202m excluding exceptional interest income), primarily as a result of lower average net debt following the successful completion of the Rights Issue, and lower interest rates during the year.

Profit before tax
Profit before tax, goodwill amortisation and exceptional items for the year was £400m, £1m lower than last year (2000 £450m). Lower trading profits for the International Businesses, by £26m, and a loss for Regional and Industrial businesses were almost entirely offset by the lower interest costs. Profit before tax, but after goodwill amortisation and exceptional items was £317m compared to £205m in 2001 (2000 £87m loss, including the provision for loss on the sale of the Chlor-Chemicals, Klea and Crosfield operations of £503m).

During 2002 the adverse currency translation effect compared to last year on the Group’s reported profit before tax, goodwill amortisation and exceptional items was £11m.

Exceptional items
There was no net exceptional charge to trading profit in 2002 (2001 £143m loss relating to the restructuring programme to improve cost effectiveness and supply chain efficiencies across the International Businesses; 2000 nil).

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There were also no exceptional losses from associates (2001 £9m loss relating to a restructuring programme in Huntsman International Holdings LLC; 2000 nil).

Exceptional items charged after trading profit for the year comprised a £50m profit from the sale or closure of operations (2001 £7m profit; 2000 £515m loss), and a £3m profit on the disposal of fixed assets (2001 £8m profit; 2000 £11m profit) and £99m written off investments (2001 £22m; 2000 nil).

In 2002, the pre-tax profit from the sale or closure of operations included a £90m profit on the sale of the Group’s catalyst business, Synetix, and a £17m profit on the sale of the Security Systems business. These were partially offset by a £32m loss on the divestment of the UK Nitrocellulose and Energetic Technologies businesses and a £27m loss due to the liquidation of Irish Fertilizer Industries, in which the Group has a 49% interest.

Amounts written off investments in 2002 of £99m related to a provision against ICI’s existing investments in Ineos Chlor, where uncertainty exists as to the extent to which, and period over which, these amounts will be recovered.

In total, exceptional items before tax and minority interests for 2002 amounted to a loss of £46m (2001 £159m loss; 2000 £502m loss). Exceptional items after tax and minorities were a loss of £48m (2001 £142m loss; 2000 £456m loss).

Taxation
Taxation on profit before goodwill amortisation and exceptional items was £115m, £1m lower than 2001 (2000 £142m), with the Group effective rate being maintained at 29% (2000 32%). Prior years have been restated for the effect of FRS No. 19.

Net profit
Net profit before goodwill amortisation and exceptional items was £264m, compared to £259m in 2001 and £284m in 2000.

Net profit after goodwill amortisation and exceptional items was £179m, compared to £80m in 2001 and a loss of £207m in 2000.

The results for 2001 and 2000 have been restated for the effect of FRS No. 19.

Earnings per share
Basic earnings per share before goodwill amortisation and exceptional items for the year were 23.7p compared to 29.8p in 2001 (2000 32.7p).

Basic earnings per share after goodwill amortisation and exceptional items were 16.1p compared to 9.2p in 2001 (2000 loss per share 23.8p).

Prior year’s profit and earnings per share figures have been restated for the effects of the bonus element of the Rights Issue, and for FRS No. 19. The weighted average number of shares in issue in 2002 was 1,114m compared to 869m in 2001 (2000 869m).

Dividend and dividend policy
As previously stated, the Group’s dividend policy is that dividends should represent about one third of net profit before goodwill amortisation and exceptional items. In line with this policy, the Board has recommended a second interim dividend of 4.5p, to bring the total dividend for 2002 to 7.5p.

Shareholders’ funds
The net profit for the year of £179m was reduced by dividends of £(88)m and an adverse movement through reserves due to foreign exchange of £(57)m, but increased by the issue of new shares for the Rights Issue £807m and other goodwill items of £22m to give an overall net increase in shareholders’ funds in 2002 of £863m. At the end of 2002, shareholders’ funds were in surplus of £499m (2001 deficit £(364)m; 2000 deficit £(249)m). The prior year figures have been restated for the effect of FRS No. 19.

Performance and value based management
The Group remains committed to value based management and further progress was made during the year. The Group continued to focus on better utilisation of both fixed and working capital, and average working capital as a percentage of sales in the International Businesses was reduced by over 1% on a comparable basis. Despite lower trading profits for the International Businesses, the return on average net assets in the International Businesses of 20% remained unchanged from 2001.

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operating and financial review

Cash flow – UK GAAP
This commentary relates to the Statement of Group cash flow on page 55, which is prepared in accordance with FRS No.1 (revised).

The Group net cash inflow from operating activities for 2002 was £623m, £14m lower than last year due mainly to lower trading profits.

Capital expenditure and financial investment for the year, at £184m, was £22m lower than 2001, with lower spend on tangible fixed assets and higher proceeds from the sale of fixed assets. Returns from investments and servicing of finance and cash tax spend were also reduced.

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Net proceeds from disposals were £290m against £17m last year, and comprised £423m gross disposal proceeds (2001 £315m) less expenditure against divestment provisions of £133m (2001 £298m). Disposal proceeds in 2002 mainly related to the divestment of Synetix (gross proceeds of £260m), the first instalment in relation to the sale of ICI’s interests in Huntsman International Holdings LLC (£109m) and the divestment of Security Systems. Acquisition expenditure, including investments in participating interests, at £54m, was also £55m lower than 2001.

The Group generated a cash inflow before the use of liquid resources of £349m in 2002, compared to a cash outflow of £111m in 2001. The much improved cash flow was primarily due to the higher net disposal proceeds, combined with lower equity dividends, acquisition costs, interest and tax payments.

Treasury policies
The Group’s Treasury seeks to reduce financial risk, to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. It operates within policies and procedures approved by the Board, which include strict controls on the use of financial instruments in managing the Group’s risk. The Group does not undertake any trading activity in financial instruments. The Group reviews the credit quality of counterparties and limits individual and aggregate credit exposures accordingly.

Financing and interest rate risk
At 31 December 2002, the Group’s net debt was £1,667m (2001 £2,917m; 2000 £2,799m).

The Group’s policy is to finance the Group mainly through a mixture of retained earnings and debt. Debt is principally sourced from long-term loans, medium-term notes, commercial paper, securitised receivables and bank debt. The Group’s borrowings are primarily raised centrally by Group finance companies and on-lent to operating subsidiaries on commercial terms. The Group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, and uses derivatives to generate the desired currency and interest rate profile of borrowings.

The Group’s exposure to interest rate fluctuations on its borrowings is managed through the use of interest rate swaps and forward rate agreements. The Group’s policy is to maintain between 40% and 60% of its long-term borrowings at fixed rates for periods of up to 5 years. Notes 20 and 38 to the consolidated financial statements show the overall interest rate structure of the Group’s borrowings at the end of 2002.

The Group’s borrowings (after taking account of swaps and forward contracts) are denominated mainly in US Dollars. Details of the currency mix of borrowings are shown in note 38 to the consolidated financial statements. The currency disposition of the borrowings is used as a partial, long-term hedge of the cash flows arising from investments overseas and as a hedge against any future business disposal proceeds. In addition, it takes into account the availability and costs of funds, and the sensitivity of Group gearing and earnings ratios to exchange rate movements.

The maturity of loans is shown in note 20 to the consolidated financial statements. The Group’s objective in determining borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds. As such, it funds in a mix of long-term and short-term maturity debt.

Funding policy aims to produce a reasonably even maturity profile for long-term debt up to around 5 years. The average maturity for long-term debt was 2.5 years at 31 December 2002.

Liquidity and investments
At 31 December 2002 the Group had at its disposal £1.509bn equivalent of committed borrowing facilities with varying maturities up to the year 2006. Of this, a $1,100m committed borrowing facility is maturing in January 2004 and some £201m of short-term committed borrowing facilities have varying maturities of less than one year. These facilities provide back-stopping for short-term funding as well as flexibility to supplement future cash flows.

The Group’s net debt position has historically changed over the course of a year, and in particular, short-term debt has generally increased in the early part of the year to fund working capital requirements. These working capital needs arise principally from the seasonality of the Paints business, which experiences higher sales of products used on the exterior of buildings, and thus working capital, during the North American and European summer (the second and third quarters of the year). The Group’s commercial paper programmes and other short-term borrowings are used to fund these working capital fluctuations. At 31 December 2002, the Group had £226m of short-term borrowings outstanding.

During 2002, the principal movements in long-term debt were a $200m (£129m) 10 year note maturity, and $500m and $250m (£484m) 5 year note maturities. Also in 2002, the Group redeemed £300m in FRPS (fixed rate redeemable preference shares) reducing the amount outstanding at 31 December 2002 to £100m compared to £400m at 31 December 2001. The Group runs a receivables securitisation programme in the US, with £95m outstanding, out of a total available facility of £111m, at 31 December 2002. This outstanding amount has been reported in the Group’s financial statements under current instalment of loans (note 20 to the consolidated financial statements) and the available facility is included in its total committed borrowing facilities. Off balance sheet financing mainly comprises the leases described in note 35 to the consolidated financial statements and a series of forward contracts (total nominal amount of £122m as of 31 December 2002) used to hedge some of the obligations of the employee share ownership plans.

During 2003, £500m of loans will be maturing, which, in addition to various bonds and notes, includes the £100m of FRPS and £95m from the receivables securitisation programme. These are expected to

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operating and financial review

be refinanced through new debt issues. Access to the full range of the debt markets which we currently enjoy requires us to maintain our investment grade credit rating. Any downgrade of ICI’s credit rating would reduce its funding options, including a loss of access to the major commercial paper and money markets, significantly increase its cost of borrowings and have an adverse effect on its results of operations and cash flow.

With respect to the sale of ICI’s interest in Huntsman International Holdings LLC the remaining $280m (£174m) will be payable by Matlin Patterson Global Opportunities Partners L.P. on 15 May 2003, with the purchaser having the option to pay all or part of the amount due prior to 15 May 2003 by means of instalment payments. Other than the $160m (£109m) already received, sums due from the purchaser will carry interest from May 2002 to the date of payment.

Under the arrangements with Ineos Chlor Limited (described in note 40 to the consolidated financial statements), a further £30m could be lent by the Group to Ineos Chlor.

The following table summarises ICI’s principal contractual obligations at 31 December 2002, including instalments, which are described in the consolidated financial statements and related notes. The table below only includes the contractual obligations which are described in the consolidated financial statements and excludes all other contractual obligations such as derivatives, and other hedging instruments, and also the non-novated contracts referred to in the narrative of note 40 to the consolidated financial statements. Further analysis of the individual obligations can be reviewed by reference to the notes indicated in the table below.

		Total	Payments due by period
			Less than 1 year	1-3 years	4-5 years	After 5 years
As at 31 December 2002	notes	£m	£m	£m	£m	£m

Loans	20	1,863	500	662	657	44

Finance lease obligations	35	5	1	2	1	1

Operating leases	35	332	64	92	53	123

Capital expenditure	40	23	23	–	–	–

Total		2,223	588	756	711	168

Foreign currency risk
Most of the Group’s net assets are denominated in currencies other than Sterling with the result that the Group’s Sterling balance sheet can be significantly affected by currency movements. The Group partially hedges this effect by borrowing in currencies other than Sterling. The Group does not hedge translation exposures other than by passive use of currency borrowings.

The Group requires its subsidiaries to hedge their material transaction exposures (sales and purchases in currencies other than their functional currency) using forward contracts. The majority of this hedging is performed by Group Treasury. The Group selectively hedges its anticipated future trading cash flows up to 12 months ahead using forward contracts and purchased currency options. The Group’s profits are denominated in many currencies across the world, the most significant of which are the US dollar and related currencies. The adverse impact due to translation exposures on the Group trading profit (before goodwill amortisation and exceptional items) of a 5% strengthening in Sterling against the US dollar is approximately £7m.

Counterparty credit risk
The Group’s counterparty credit risks arise mainly from non-central operating cash held on short-term bank deposit, the positive “mark to market” effect of swaps and counterparty risk arising from the liquidity of the Group’s captive insurance company. The Group considers the risk of material loss in the event of non-performance by a financial counterparty to be low.

Euro
Economic and Monetary Union (EMU) has been implemented in the twelve participating member states of the European Union. These countries adopted the Euro as their only currency with effect from 1 January 2002. These participating countries do not include the United Kingdom where ICI is headquartered.

The Group’s strategy for trading with suppliers and customers in Continental Europe has been to facilitate the use of the Euro. However for the time being, the Group will continue to report its results in Sterling and keep under review the case for any redenomination of its share capital.

Although the introduction of the Euro eliminates exchange rate risks between the former currencies of participating countries, while the UK remains outside of EMU, and while ICI continues to report in Sterling the Group will remain exposed to potential foreign exchange fluctuations which occur between the Euro and Sterling. The adverse impact due to translation exposures on the Group trading profit (before goodwill amortisation and exceptional items) of a 5% strengthening in Sterling against the Euro is approximately £3m.

Quantitative disclosure about market risk
The analysis below presents the sensitivity of the market value or the fair value of the Group’s financial instruments to selected changes in market rates and prices. The rates of change chosen reflect the Group’s view of changes that are reasonably possible over a one year period. Fair values are quoted values or, where these are not available, values obtained by discounting cash flows at market rates or using option valuation models. The fair values for interest rate risk are calculated by using a standard zero coupon discounted cash flow pricing model.

Interest rate risk
The sensitivity analysis assumes an instantaneous 1% move in interest rates of all currencies from their levels at 31 December 2002, with all other variables held constant.

	Fair value 31 December		Fair value change
			+1%	–1%
	2002	2001	movement in interest rates	movement in interest rates
	£m	£m	£m	£m

Loans	(2,010)	(3,077)	41	(42)

Currency swaps	27	38	(16)	17

Interest rate swaps	36	68	–	–

Interest rate caps	–	–	–	–

The movement in fair value of debt and instruments hedging debt will not result in any immediate change to the Group’s financial statements since fair values are not recognised on the Group’s balance sheet. An increase in short-term interest rates of all currencies of 1% would increase Group net interest payable for the year by £12m.

Foreign currency risk
The sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates against Sterling from their levels at 31 December 2002, with all other variables (including interest rates and currency option volatility) held constant.

The currency mix of debt at the 2002 year-end was held 57.5% in US dollars, 14.1% in Euro and Euro related currencies, 16.7% in Yen and 11.7% other.

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	Fair value 31 December		Fair value change
			+10%	–10%

	2002 £m	2001 £m	strengthening of sterling* £m	weakening of sterling* £m

Loans	(2,010)	(3,077)	85	(103)

Currency swaps	27	38	43	(52)

Forward contracts

hedging debt	(4)	32	34	(41)

hedging working

capital	1	1	1	(1)

hedging anticipated

cash flows	6	1	2	(2)

* Against all currencies.

Market value changes from movements in currency rates in long-term debt, currency swaps and forward contracts hedging debt, along with similar movements in the values of the investments being hedged, are taken through the Group’s statement of total recognised gains and losses in accordance with SSAP 20 and FRS No. 3.

Market value changes due to exchange movements in forward contracts hedging working capital are recognised in trading profit immediately, but are offset by gains/losses on the working capital they are hedging.

Critical Accounting Policies
The Group’s main accounting policies are set out on pages 50 and 51 of the consolidated financial statements and conform with UK Generally Accepted Accounting Principles (“UK GAAP”). The Group considers the following to be its critical accounting policies under UK GAAP:

Environmental liabilities
With regards to environmental liabilities, the Group is subject to obligations and contingencies pursuant to environmental laws and regulations that in future will or may require it to take action to correct the effects on the environment of prior disposal or release of chemical substances by the Group or other parties. The ultimate requirement for such actions, and their cost, is inherently difficult to estimate. Provision for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes. Processes are in place for regular reviews of environmental liabilities and provisions. The environmental provisions are detailed in notes 21 and 22 and discussed in note 40 to the consolidated financial statements.

Divestment provisions
The divestment provisions have arisen as a result of the reshaping of the Group’s portfolio of businesses to focus its resources on paints and specialty products. The initial determination of the size of these provisions, and the subsequent timing and amounts of the expenditure in relation to these provisions, is inherently difficult to estimate and therefore requires considerable management judgement. Provisions were established at the time of each disposal and are regularly reviewed based on latest available facts. The divestment provisions are set out in note 22 to the consolidated financial statements.

Contingent liabilities
The Group is subject to a number of contingent liabilities. No provision has been made for these contingent liabilities since either the obligations have been evaluated as “possible” and their existence will be confirmed by uncertain future events, or they have not been recognised, as either a transfer of economic benefits is not “probable”, or the amount cannot be measured with sufficient reliability. Details of the Group’s contingent liabilities are set out in note 40 to the consolidated financial statements.

Investments
As a result of the transformation programme, the Group retains a number of investments. The recoverability and hence carrying value of these assets requires considerable management judgement. Currently, significant items where management judgement has been used in ascertaining recoverability include the Group’s interests in Huntsman International Holdings LLC (note 17) and Ineos Chlor (notes 3 and 40).

Retirement benefits
ICI provides retirement benefits for the majority of its former and current employees through a variety of defined benefit and defined contribution schemes. These include the ICI UK Pension Fund which is ICI’s largest defined benefit schemes and which at 31 December 2002 had liabilities of approximately £6.5bn. This fund accounts for approximately 87% of the Group’s retirement benefit scheme by asset value and in projected benefit terms. In preparing the Group accounts on the basis of relevant UK accounting standards, key assumptions are required in respect of, for example, rates of inflation, increases in earnings, member demographics, healthcare cost inflation, discount rates and returns on investments. These assumptions are assessed, and regularly reviewed, in accordance with the advice of independent qualified actuaries.

Exceptional items
Exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. The determination of which items should be separately disclosed as operating exceptional items requires a significant degree of judgement.

The Group considers goodwill to be an additional critical accounting policy under US GAAP:

Goodwill
Included within the US GAAP disclosures in note 42 is capitalised goodwill at 31 December 2002 of £3,507m. In the period to 31 December 2002, an impairment of £122m was recognised representing the entire goodwill in the Paints Latin America reporting unit. Goodwill is required to be tested for impairment at least annually using a two-stage approach at a reporting unit level. In the first stage, significant management judgement is required to determine the fair value of the reporting unit for example, in forecasting the underlying cash flows of the unit, in estimating terminal growth values, and in selecting an appropriate discount rate. Where the second stage is performed, further management judgement is applied to determine the fair values of the identifiable assets and liabilities of the reporting unit. If alternative management judgements were adopted in implementing this impairment exercise then different outcomes could be arrived at, including potentially a larger impairment charge.

New Accounting Standards
UK Accounting Standard FRS No.17 Retirement Benefits, which will affect future consolidated financial statements, and its impacts are discussed in note 1 to the consolidated financial statements; it will not have an impact on cash flows. New US Standards are outlined in note 42.

Related party transactions
The main related party transactions are with Irish Fertilizer Industries Ltd, Huntsman International Holdings LLC and IC Insurance Ltd (details are in note 41 to the consolidated financial statements).

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operating and financial review

US GAAP results
Under US GAAP, the net income in 2002 was £9m (2001 £13m net income; 2000 £456m net loss) compared with net income of £179m (2001 £80m net income; 2000 £207m net loss) under UK GAAP. Under US GAAP, shareholders’ equity at 31 December 2002 was £2,805m, at 31 December 2001 was £2,568m and at 31 December 2000 was £2,828m compared to £499m (surplus) and £364m (deficit) and £249m (deficit) respectively under UK GAAP. These differences primarily result from the differing accounting treatment of purchase accounting adjustments, pensions, disposal accounting, capitalisation of interest, foreign exchange, derivative instruments, and restructuring costs.

Summary US GAAP information
The financial statements of the ICI Group are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. Net income of continuing and discontinued operations and shareholders’ equity calculated in accordance with US GAAP are set out below. Note 42 to the Group’s financial statements describes the significant differences between UK GAAP and US GAAP affecting the ICI Group’s net income and shareholders’ equity for the three years ended 31 December 2002.

	2002 £m		2001 £m		2000 £m		1999 £m		1998 £m

Net income (loss)

Continuing operations†	(107)		(4)		(467)		4		(45)

Discontinued operations†	116		17		11		49		1

Net income (loss)	9		13		(456)		53		(44)

Basic and diluted earnings (loss) per £1 Ordinary Share*

Continuing operations†	(9.6	)p	(0.5	)p	(53.8	)p	0.5	p	(5.2	)p

Discontinued operations†	10.4	p	2.0	p	1.3	p	5.6	p	0.1	p

Net earnings (loss) per £1 Ordinary Share	0.8	p	1.5	p	(52.5	)p	6.1	p	(5.1	)p

	£m		£m		£m		£m		£m

Shareholders’ equity	2,805		2,568		2,828		3,373		3,557

Total assets	8,739		9,779		10,344		10,348		12,716

†	Prior years have been restated to classify Synetix as a discontinued operation under US GAAP.
*	As restated – see note 10 to the financial statements.

Dividends

Dividends paid (including the related UK tax credit) on each ADS translated into US dollars at the rates of exchange on the respective dividend payment dates (or, in the case of the second interim dividend for the year 2002 to be paid on 22 April 2003, the rate on 5 February 2003), were:

	2002 $ per ADS	2001 $ per ADS	2000 $ per ADS	1999 $ per ADS	1998 $ per ADS

Dividends declared per ADS (each representing four Ordinary Shares)	0.48	0.76	1.56	1.73	1.76

Dividends paid per ADS (each representing four Ordinary Shares)	0.69	1.24	1.63	1.72	1.78

Ratio of earnings to fixed charges – Continuing operations
For the purpose of computing this ratio, earnings consist of the income from Continuing operations before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges excluding capitalised interest. Fixed charges consist of interest (including capitalised interest) on all indebtedness, amortisation of debt discount and expense and that portion of rental expense representative of the interest factor.

	2002	2001	2000	1999	1998

Ratio of earnings to fixed charges

For the Group (under UK GAAP)	2.3	1.7	2.4	1.6	1.2

For the Group with estimated material adjustments

to accord with US GAAP	1.0	1.5	–	1.3	0.5

The deficiency of earnings to fixed charges for the years ended 31 December 2000 and 1998 was £422m and £201m, respectively.

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Review of 2002 business results

National Starch
National Starch’s sales of £1,841m were 2% ahead of 2001, and trading profit of £224m was 5% ahead, both on a comparable basis. The growth in sales and profitability reflected both the modest recovery in economic conditions in North America in comparison to 2001 and continued growth from the Asian businesses. Investment in restructuring, announced during 2001, improved the competitiveness and profitability of the Specialty Polymer and Adhesive businesses in both the US and Europe.

Foreign exchange translation effects accounted for the difference between comparable and as reported results with sales and trading profit as reported 1% lower and 3% higher than 2001 respectively.

The following commentary on the four business groupings within National Starch refers to performance measured on a comparable basis.

Adhesives
Adhesives sales were 1% ahead of 2001, and trading profit was also ahead, as gross margin percentages improved partly due to lower raw material costs throughout most of the year. The business also benefited from savings from the 2001 restructuring programme. Growth within Asia was strongest in China, Indonesia, Malaysia and India, offsetting weakness in Japan, where economic conditions continued to be difficult. In the United States, business performance improved in the second half of the year, although full year sales remained slightly behind. In Europe, sales were slightly ahead for the year, with a strong second half performance stemming from new contract wins. During the year a new manufacturing facility was opened in Shanghai, China.

Starch
Sales for Starch were 4% ahead of 2001, while trading profit was lower, largely due to lower profits in the United States. Sales growth in Asia was strong, particularly in food starch, although higher raw material costs lowered gross margin percentages during the middle of the year. In the United States, sales mix was poor, with growth in commodity food starches outpacing growth in specialty food starch. Papermaking starch sales in North America improved in the second half, following new business wins in both the United States and Canada. However, with average corn costs for the year higher than 2001, and fixed costs also higher, trading profit in North America was lower. In Europe, sales and trading profit in both food and papermaking were ahead for the year.

Specialty Synthetic Polymers
Specialty Synthetic Polymers sales were 2% ahead of 2001, and with the benefits from the 2001 restructuring programme and lower raw material costs, trading profit was well ahead of 2001. The Personal Care polymers business introduced a number of new products during the year, helping it to deliver another year of growth. Alco Chemical performed strongly during the year, particularly in sales of its low molecular weight polymers to the water treatment industry in the United States. The Elotex redispersible powders business also performed well and delivered its strongest growth in the United States, and from expansion into Eastern Europe and Asia. The Vinamul emulsion polymer business achieved strong profit growth due to good fixed cost control and lower average raw material prices, albeit from lower overall sales.

Electronic and Engineering Materials
Electronic and Engineering Material sales were 6% ahead, a modest recovery from a weak 2001. Sales were relatively strong in the second quarter and towards the end of the year, but uncertainty in the electronics and telecommunications markets meant that there was no sustained recovery during 2002. Trading profit was ahead of 2001 despite increased fixed costs, mainly on sales and research resources to support future growth. Ablestik delivered good growth in the semiconductor materials market and Emerson & Cuming also delivered sales growth, particularly from strong sales in ink jet materials. Acheson sales were ahead for the year, primarily as a result of growth in its process lubricants business.

Quest
Quest delivered sales of £716m, 1% ahead of 2001 on a comparable basis, with good overall growth in North America and Asia, offsetting lower Food sales in Europe and Fragrance sales in Latin America. Food delivered 2% sales growth whilst Fragrance sales were 1% lower. Overall gross margin percentages were in line with 2001, with favourable product mix offset by tolling costs and adverse exchange rate movements. However, with an estimated £17m impact from production issues arising from second quarter systems changes in a foods factory in the Netherlands, trading profit of £82m was 23% lower on a comparable basis.

As reported, sales and trading profit were 2% and 23% lower respectively, with the effect of foreign exchange translation accounting for the difference from the comparable sales performance.

During the year, Quest continued to implement the major programme announced in 2001 to rationalise its cost base and upgrade its business systems.

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Review of 2002 business results

operating and financial review

Reconciliation Table – “Comparable” to “As Reported” Sales and Trading profit* 2002 vs 2001
	National Starch	Quest	Performance Specialties	Paints	International Businesses
Sales	%	%	%	%	%

“Comparable” change (2002 vs 2001)	2	1	2	1	1

Foreign exchange translation effect	(3)	(3)	(1)	(3)	(2)

Divestment effect	–	–	(4)	–	(1)

“As Reported” change (2002 vs 2001)	(1)	(2)	(3)	(2)	(2)

Trading profit*

“Comparable” change (2002 vs 2001)	5	(23)	(24)	9	(1)

Foreign exchange translation effect	(2)	–	(2)	(2)	(2)

Divestment effect	–	–	(2)	–	(2)

“As Reported” change (2002 vs 2001)	3	(23)	(28)	7	(5)

* before goodwill amortisation and exceptional items

Fragrance
Fragrance comparable sales were 1% lower in a difficult market, partly due to economic slowdown in Latin America combined with a general market slowdown in fine fragrance retail sales throughout the year. However, the introduction of new products resulted in strong performances in Quest’s fine fragrance and personal care businesses, which largely compensated for more difficult conditions in aroma chemicals and other segments. Consequently, the improved sales mix and benefits from supply chain efficiencies contributed positively but, with adverse foreign currency movements and increased fixed costs to support future growth, trading profit was below 2001.

Food
Food had a difficult year but still delivered 2% comparable sales growth, with particularly strong sales performances for both flavours and food ingredients in Asia and in North America. Sales in Europe were lower. Gross margin percentages and fixed costs were both negatively impacted by the second quarter ERP implementation issues in the Netherlands and, consequently, trading profit was well below 2001.

Performance Specialties
The reported sales and trading profit for Performance Specialties for 2002 reflect the effects of the divestment of the Synetix and Security Systems businesses during the year. Security Systems was sold to Lincolnshire Management Inc. in July 2002 and Synetix was sold to

Johnson Matthey plc for £260m in the fourth quarter of 2002. As reported sales of £804m and trading profit of £49m were 3% and 28% below 2001 respectively.

Uniqema
Uniqema had a difficult year; sales of £669m were 2% ahead of 2001 on a comparable basis but trading profit of £28m was 24% lower. The business experienced significant pressures on gross margin percentages, mainly as a result of weaker sales mix in fatty acids and increases in raw material costs. Market prices of glycerine (a major by-product from Uniqema processes) fell in the first quarter but showed no further year on year weakness in subsequent quarters.

Lubricants and Personal Care delivered good comparable sales growth in 2002, 9% and 4% respectively. Lubricants sales were driven by strong demand in the industrial sector in Europe and the compressor sector in North America. Personal Care grew in all regions, and particularly in China and Korea, while sales of new skincare products also increased.

The 2001 programme of restructuring and efficiency improvements is on track to deliver full cost savings and working capital reductions by 2004. In 2002 Uniqema closed its offices at Everberg in Belgium and successfully completed the implementation of new ERP computer systems at all sites in Europe.

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Synetix
Synetix sales for the 10 months up to the divestment were 8% ahead of 2001 on a comparable basis with growth in all main markets. Gross margins were above 2001 due to improved sales mix, and trading profit was consequently up.

Paints
For 2002, Paints delivered sales of £2,182m and achieved comparable sales growth of 1% despite the economic difficulties in Latin America, where sales were down 24%. Performance in Asia was excellent, with double-digit sales and trading profit growth. Trading profit for Paints of £188m, was 9% ahead on a comparable basis, with a trading loss in Latin America more than offset by profit growth in other regions. As reported sales were 2% below 2001 and as reported trading profit 7% ahead with foreign exchange effects accounting for the difference from the comparable performance.

The following commentary on the four geographical regions where Paints operates refers to performance measured on a comparable basis.

In Europe, sales were 3% ahead, with particularly good performances in the UK retail and trade markets during the second half of the year. There was also strong growth in the businesses in France and Poland, offsetting lower sales in Germany where a slow economy affected business. Trading profit was ahead for the year, with sales growth and lower raw materials costs offsetting weaker sales mix and higher fixed costs.

In North America, sales were 1% ahead of 2001. Sales growth in the US domestic housing and Canadian markets was partially offset by lower sales in the US non-residential construction sector. Trading profit for the North American business as a whole was significantly up, aided by benefits from the 2001 restructuring programme.

Sales growth in Asia exceeded 10% for the second year in succession with strength in India, China, Thailand and Indonesia being partially offset by Singapore and Taiwan. Strong sales and lower raw material costs combined to deliver trading profit well ahead of 2001.

Latin America had a significant negative impact on Paints overall sales and profit growth for the year. The major devaluation in the Argentinean Peso during the first quarter was followed by devaluations in the other currencies in the region and a slowdown in economic activity. As a result, sales declined from 2001 by 24% in US$ terms, and this, together with the higher cost of imported raw materials from the currency devaluation, resulted in a trading loss for the year.

The Packaging business delivered comparable sales growth of 1% but trading profit was lower, mainly due to weaker sales mix.

Regional and Industrial
Regional and Industrial sales for 2002, at £615m, were 25% below 2001, mainly due to divested businesses and a reduction in “nil margin sales” from £275m in 2001 to £209m in 2002. 2001 sales included sales of methanol under a tolling agreement which ceased in April 2001 and supply contracts involving businesses that have been divested. Higher profits from Pakistan and Argentina were offset by the loss of profits from divested businesses and the impact of a £5m provision in relation to a continuing European court case involving ICI’s former Soda Ash business. Consequently, the Regional and Industrial business recorded a trading loss of £10m, £14m lower than 2001.

Pakistan
The world and Asian PTA markets experienced significant price fluctuation during the year with markets improving rapidly during the middle of the year, but falling away towards the end of the year as new capacity came on stream in Asia. The PTA business delivered a satisfactory trading performance for the year. Sales and trading profit were lower in polyester fibre, although the Soda Ash business continued to perform well. Overall, trading profit in Pakistan was above 2001.

India
Trading profit for the regional businesses in India was below 2001 mainly due to the divestment of the pharmaceuticals business during the period. The explosives and nitrocellulose businesses continued to perform well.

Argentina
Whilst sales in Argentina for 2002 were below 2001 due to the effect of the Peso devaluation, trading profit improved as the wine chemicals and performance chemicals businesses benefited from significant hard currency exports.

Discontinued operations
No businesses became discontinued in 2002.

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Review of 2001 business results

operating and financial review

Review of 2001 business results

Continuing operations

National Starch
National Starch’s sales in 2001 of £1,853m were 4% behind 2000 with trading profit of £218m, 12% lower for the same period, both on a comparable basis. Both sales and profit declines reflected the effects of the continued economic downturn in the US, and the sharp downturn in the electronics industry which impacted from early in 2001. However, profit improvement programmes, including an 8% reduction in headcount during 2001, reduced the rate of profit decline versus 2000 to only 3% for the second half, and improved trading margins compared with the first half of 2001. In the fourth quarter of 2001, a restructuring programme was announced that intended to further reduce the cost base and improve competitiveness. In total, £37m was intended to be spent on restructuring programmes over 2002 and 2003, which included the closure or sale of several sites in the US, Europe, Asia and Australasia, and a further significant headcount reduction. The programme was focused on Specialty Polymers and Adhesives in North America and Europe.

Foreign exchange translation effects largely accounted for the difference between comparable and as reported performance in 2001 with as reported sales and trading profits 2% and 11% lower than 2000 respectively.

The following commentary on the four business groupings within National Starch refers to performance measured on a comparable basis.

Adhesives
Adhesives sales in 2001 were 3% behind 2000, and trading profit was also lower as good performances in Europe and Asia were offset by the impact of the economic downturn in the US. In the US, price increases and aggressive cost control efforts partially offset lower sales volumes, while the European business was more robust, recovering from a slow start to deliver both sales and profit growth for the full year. The Asia Pacific region continued to be a strong performer. While the downturn in Japan had a significant impact, growth continued in other parts of Asia, most notably in China and in the Dongsung-NSC business. During 2001, Dongsung-NSC expanded its shoe adhesives business into Vietnam and Mexico.

Starch
Sales for Starch were slightly below 2000, and trading profit also declined, as Food Starch growth was more than offset by the decline in the papermaking sector in North America. Food Starch sales were strong in all regions, including North America, with its focus on customer needs through technology application continuing to distinguish this business from its competitors. Tapioca-based starch products produced in Thailand maintained their sales growth, both in Asia and in other regions of the world, but margins were squeezed by higher tapioca costs, especially in the latter part of 2001. The papermaking starch business, which was under severe pressure in North America, continued to grow in Asia.

Specialty Synthetic Polymers
Specialty Synthetic Polymers sales for 2001 were 2% below 2000. Margins were impacted early in the year by high raw material costs, but improved as the year progressed as a result of aggressive cost reduction efforts and more favourable raw material costs. Trading profit in 2001 was well ahead of the previous year. The Vinamul polymers business experienced lower demand in many applications, and pressure on pricing remained strong. Alco Chemical, which supplies low molecular weight chemistries for water treatment and other applications, continued its strong growth in North America and sustained its expansion in Europe and Asia. The Elotex powders business suffered from lower sales due to the decline in construction in Western Europe, especially Germany, and from high raw material costs early in the year.

The personal care business continued to progress in 2001 with broad geographic sales growth, building on the recovery of sales that commenced in the second half 2000.

Electronic and Engineering Materials
Electronic and Engineering Materials in 2001 suffered from the effects of a major downturn in the semiconductor and electronics industry, and, as a result, sales for that year were 13% below 2000. Ablestik, which supplies materials for semiconductor packaging and microelectronic assemblies, was most severely impacted by this downturn, but continued to work closely with customers throughout the period and is expected by Group management to be well positioned to benefit from a future upturn in this sector. Acheson sales of coatings for cathode ray tubes slowed, reflecting sluggish demand for computer monitors and television sets. Emerson & Cuming was also affected by the downturn, although it was able to maintain its strong relationships with key ink jet customers, while the Circuit Assembly Materials business unit developed significant new business in the aerospace sector, particularly within satellite components. Costs were reduced throughout the division to offset the industry slowdown, and, despite the decline in sales, the division generated a positive trading profit.

Quest
Quest delivered sales of £727m, 3% growth in 2001 on a comparable basis, with high single digit growth outside Europe and North America. Improvements in Fragrance offset an adverse sales mix in Food, and trading profit of £107m was in line with 2000 on a comparable basis.

As reported sales were up 6% and trading profit up 4%, with the effect of foreign exchange, +2%, and the Quest India acquisition, +1% (sales) and +2% (trading profit), accounting for the improvement over comparable performance.

During 2001, Quest initiated a major programme to rationalise its cost base through the closure of surplus manufacturing sites, restructuring and redesign of the supply chain and the streamlining of management and support services. In addition, business systems, processes and capabilities will be upgraded in order to drive supply chain improvements, significantly enhance customer service levels and create e-connectivity. The estimated total exceptional cash expenditure of £41m was expected to be incurred within the period 2002 to 2004.

During 2001, ICI, mainly via ICI India, acquired a 51% stake in Quest India from Hindustan Lever Limited for $33m.

Fragrance
Fragrance had a strong year in 2001 with 5% comparable sales growth, despite more difficult market conditions in the second half of the year. The introduction of new products, most notably in personal care, contributed to the growth, with higher sales also achieved in fragrance ingredients. Fine fragrance sales were up significantly in the first half of the year but slowed in the second half, reflecting the market downturn. Improved sales mix and supply chain improvements contributed to improved gross margin percentages, and, as a result, trading profit was well ahead for the year. Trading profit growth was achieved in all the major regions.

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Reconciliation Table – “Comparable” to “As Reported” Sales and Trading profit* 2001 vs 2000
	National Starch	Quest	Performance Specialties	Paints	International Businesses
Sales	%	%	%	%	%

“Comparable” change (2001 vs 2000)	(4)	3	(2)	2	–

Foreign exchange translation effect	2	2	2	3	2

Divestment effect	(1)	–	(1)	(2)	(1)

Acquisition effect	1	1	–	1	–

“As Reported” change (2001 vs 2000)	(2)	6	(1)	4	1

Trading profit*

“Comparable” change (2001 vs 2000)	(12)	–	(10)	1	(6)

Foreign exchange translation effect	1	2	1	–	1

Divestment effect	–	–	–	(1)	(1)

Acquisition effect	–	2	–	(1)	1

“As Reported” change (2001 vs 2000)	(11)	4	(9)	(1)	(5)

* before goodwill amortisation and exceptional items

Food
Food had a more difficult year in 2001 but comparable sales grew by 2%. Food ingredients grew, particularly in Asia Pacific, while Flavours did well in North America and there was continued strong sales growth with most key customers. Flavour sales were slower in Europe. Culinary sales were lower, but this was offset, in particular, by strong growth in snacks and dairy. The associated adverse sales mix effects and higher raw material prices, partially offset by cost containment programmes during the year, caused trading profits to be lower than in 2000.

Performance Specialties
Overall, 2001 was a disappointing year for Performance Specialties, with sales of £832m, 2% lower on a comparable basis and trading profit of £68m, 10% lower on a comparable basis. The extent of the profit decline was, however, considerably limited by cost saving initiatives in Uniqema.

As reported sales were 1% lower with foreign exchange effects partially offsetting the 2% lower comparable performance. As reported profits 9% lower, were similarly affected.

Uniqema
Uniqema experienced the effects of the global economic downturn, particularly in industrial sectors in North America. These were heightened by the impact of significantly lower glycerine prices after the first quarter, particularly in Europe and North America, which reduced profits by some £8.5m worldwide. Sales were down 5% on a comparable basis, although the Health and Personal Care business continued to grow. Overall, comparable fixed costs were 3% below 2000 levels with reductions taking effect in the second half, but the savings were insufficient to make up for the sales shortfall, and profits were well down on the previous year. Demand in the process intermediates sector remained strong in Europe in the first half of the year, but weakened somewhat in the second half. Market conditions in the US were difficult throughout 2001. Synthetic lubricants showed strong volume growth year on year despite competitive pressures, but the polymers sector slowed with industrial markets generally, particularly in Europe in the second half of the year.

As announced in November 2001, Uniqema in Europe is implementing programmes to improve supply chain efficiencies and undertake site restructuring at an estimated cash expenditure of £25m. In July 2001, Uniqema also completed the sale of its ester manufacturing plant at Baleycourt, France to Ineos Chlor.

Synetix
Synetix had an excellent year in 2001. Higher sales and improved gross margins delivered significant trading profit growth and the total business sales were ahead by 13% on a comparable basis. In January 2001, Synetix completed the acquisition of the ‘CelActiv’ catalyst business from Celanese Chemicals Europe GmbH, and this business has performed well since acquisition.

Other Specialty Businesses
Within other businesses, Security Systems increased its sales and profits in 2001.

Paints
Comparable sales growth of 2% was achieved for 2001 despite a slowdown in the US and economic difficulties in parts of Latin America. Performance in Asia was excellent, with 11% comparable sales growth and trading profit well ahead over prior year. Trading profit for Paints of £176m was up 1% on 2000 on a comparable basis, with a halving of trading profits in Latin America more than offset by profit growth in all other regions.

As reported sales were up 4% with foreign exchange effects, +3%, less divestments, –2% and acquisitions +1%, accounting for the differences from the comparable performance. Trading profits as reported were 1% lower with divestment effects –1% and acquisition effects –1%, accounting for the differences from the comparable performance.

The worldwide spend on media and publicity for the year was up 3%.

The following commentary on the four geographical regions where Paints operates refers to performance measured on a comparable basis.

In Europe, sales were 1% ahead in a slowing European economy, with growth in the UK, France and Ireland offsetting lower sales in Germany. Trading profits were also ahead as a result of both the growth in sales and the benefits of successful restructuring in France.

In North America, the business delivered sales growth of 5%, with the US Consumer business doing well, and sales from the business’s US Stores returning to modest levels of growth towards the end of 2001. The business was significantly impacted in the short-term by events of September 11th but recovered early in the fourth quarter. Profits for the year were ahead of 2000. During the fourth quarter, the next phase of restructuring the North American Decorative business was announced. Cost reduction projects included the closure of a

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operating and financial review

manufacturing facility as well as a number of loss-making stores at an estimated cash expenditure of £15m. This simplification of supply chain infrastructure is expected by management to deliver both cost and working capital reductions.

Sales growth in Asia of 11% was achieved despite slowing economic growth in the region. There were strong performances in China, India and Thailand. Selling and marketing resources were increased, particularly in India and China, and overall profits were still well up. The divestment of the India Motors business was completed in April 2001.

In Latin America, sales declined 18% in 2001 compared with 2000 and profit was well down. The major influence on sales was the significant devaluation of the Real in Brazil, which continued to impact results throughout the year, particularly by inflating imported raw material costs. In the second half, the deteriorating economic situation in Argentina depressed the paint market, reducing sales and causing a significant reduction in profits for the year overall.

The Packaging business delivered comparable sales growth of 3% and comparable profits in line with prior year. Sales growth was good in Europe. Investments in projects to improve the supply chain in Europe resulted in higher costs in the year, but were expected by management to deliver benefits in 2002.

Regional and Industrial
Regional and Industrial sales for 2001, at £821m, were 8% below 2000 due to several small disposals during the year. Trading profits were £4m, £13m below 2000. Turnover included £275m of “nil margin sales” (2000 £328m) and also included sales of methanol under a tolling agreement which ceased in April 2001 and supply contracts involving businesses that have been divested.

Pakistan
The world and Asian PTA markets showed no improvement, and the PTA business made a small trading loss during the year. Sales and trading profits were also lower in polyester fibre, although the Soda Ash business continued to perform well. Overall, trading profits were slightly below the prior year.

India
Trading profits for the regional businesses in India were down 8% in 2001, compared to 2000, due to the divestment of the polyurethanes business during the year, and costs associated with the restructuring of the rubber chemicals business. The explosives and nitrocellulose businesses continued to do well.

Argentina
Sales in Argentina for 2001 were significantly below 2000, with the performance of both the wine chemicals and performance chemicals businesses adversely affected by the difficult economic conditions. Consequently, a trading loss was recorded for 2001.

Discontinued operations
No businesses became discontinued in 2001.

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board of directors

Lord Trotman  Chairman
Appointed a Non-Executive Director in 1997, he became Chairman in 2002. He was Chairman and Chief Executive Officer of Ford Motor Company until his retirement in 1998. He joined Ford in the UK in 1955 and was appointed to the Board of Directors in 1993. He is a member of the Board of Directors of IBM. Aged 69.

Brendan R O’Neill  Chief Executive
Appointed a Director and Chief Operating Officer in 1998 and Chief Executive in 1999. He has been invited to join the board of Tyco International Ltd as a Non-Executive Director. He was formerly Chief Executive of Guinness Limited and a Director of Diageo Plc. He is also a member of the Council of Cancer Research UK. Aged 54.

Paul J Drechsler  Director
Appointed a Director in 1999. He is Chairman and Chief Executive of Quest International. He joined the Company in 1978 and has held senior positions in Brazil, USA and Europe. He is Chairman of ICI Pensions Trustee Ltd, has Board responsibility for Sustainable Development within ICI and is a member of the Council of the World Business Council for Sustainable Development. Aged 46.

John D G McAdam  Director
Appointed a Director in 1999. He is Chairman and Chief Executive of ICI Paints and has Board responsibility for Research, Development and Technology. He joined the Company in 1997 following the acquisition of the Speciality Chemicals business from Unilever, where he held a number of senior positions. He is also a Non-Executive Director of Severn Trent Plc and a member of the University of Surrey Business Advisory Board. Aged 54.

William H Powell  Director
Appointed a Director in 2000. He is Chairman and Chief Executive Officer of National Starch and Chemical Company and has Board responsibility for Group Safety, Health and the Environment. He joined the Company in 1997 following the acquisition of the Speciality Chemicals business from Unilever, where he held a number of senior positions. He is a past Chairman of the Corn Refiners Association and currently an Honorary Director. He is a member of the Institute of Food Technologists and the American Institute of Chemical Engineers. He is also a member of the Board of Overseers of the New Jersey Institute of Technology and a member of the Board of Trustees of the State Theater of New Jersey. Aged 57.

Timothy A Scott  Chief Financial Officer
Appointed a Director and Chief Financial Officer in 2001. He is Chairman of the ICI Charity Trust and Appeals Committee. He joined Unilever in 1983 and held a variety of senior roles in their Speciality Chemicals business and group headquarters. He worked subsequently for ICI as Chief Administrative Officer for ICI Paints in North America and as Vice President, Strategy and Performance. Aged 40.

Adri Baan  Non-Executive Director
Appointed a Non-Executive Director in 2001. He is a Director of PSA Corporation Limited, (Port of Singapore Authority); and Hesse-Noord Natie, Port of Antwerp; Wolters Kluwer N.V.; ASM International N.V.; Koninklijke Volker Wessels Stevin nv; International Power plc and the Trust Office of KAS BANK NV. Until his retirement in March 2001, he was Executive Vice President of Royal Philips Electronics and President and Chief Executive Officer of their Consumer Electronics Division. Aged 60.

Lord Butler  Senior Non-Executive Director
Appointed a Non-Executive Director in 1998. He is the Senior Non-Executive Director of ICI. He is Master of University College, Oxford and a Non-Executive Director of HSBC Holdings plc. He was formerly Secretary of the Cabinet and Head of the UK Home Civil Service. Aged 65.

Joseph T Gorman  Non-Executive Director
Appointed a Non-Executive Director in 2000. He is Chairman of the ICI Audit Committee. He was formerly Chairman and Chief Executive Officer of TRW Inc. He is also a Director of Alcoa, Inc., The Procter & Gamble Company and National City Corporation. He is a past Chairman and current member of the US-Japan Business Council and served on the Boards of the US-China Business Council and The Prince of Wales Business Leaders Forum. He is active in numerous business and community organisations. Aged 65.

Richard N Haythornthwaite  Non-Executive Director
Appointed a Non-Executive Director in 2001. He is Chairman of the ICI Remuneration and Nomination Committee. He is Group Chief Executive of Invensys plc and a Non-Executive Director of Lafarge S.A. and Cookson Group plc and a Director of the National Museum of Science and Industry. He previously held senior positions with Blue Circle Industries plc, BP plc and Premier Oil plc. He is also Chairman of the Centre for Creative Communities and the Almeida Theatre Company. Aged 46.

Company Secretary

Debjani Jash
Appointed Company Secretary in 2000. She joined ICI as a solicitor in 1995 and was previously with the law firms Mayer, Brown, Rowe & Maw and Jones Day Gouldens in the City of London specialising in corporate finance and mergers and acquisitions. She is a member of the Jesus College Cambridge Campaign Committee. Aged 38.

At each Annual General Meeting of the Company’s shareholders one third of the Directors (being those longest in office since their last election) retire and are eligible for re-election. New Directors appointed between Annual General Meetings to fill casual vacancies, or as additional Directors, retire at the Annual General Meeting following their appointment and are also eligible for election.

Mr J T Gorman, Mr R N Haythornthwaite and Mr T A Scott retire under Article 96 of the Company’s Articles of Association. All are recommended for re-election.

All Executive Directors are employed on rolling contracts subject to no more than one year’s notice.

No Director or Officer has a family relationship with any other Director or Officer.

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executive management team

The Executive Management Team comprises the Executive Directors and the following:

Leonard J Berlik
Appointed a member of the Executive Management Team in 2000. He is Executive Vice President Performance Specialties. He also has regional oversight responsibilities for Group activities in Europe, the Middle East and Africa. He joined National Starch and Chemical Company in 1972 and, prior to his appointment with Industrial Specialties (now Performance Specialties) in 2000, served as Executive Vice President of the Adhesives Division. He represents ICI on the Consultative Assembly of Member Companies of the European Chemical Industry Council. Aged 55.

Michael Gardner
Appointed a member of the Executive Management Team in 2000. He is Executive Vice President Regional and Industrial Businesses. He joined the Company in 1968 and was formerly Chief Executive Officer of the Petrochemicals Business. Aged 56.

Michael H C Herlihy
Appointed a member of the Executive Management Team in 1996. He was appointed General Counsel in 1996 and Executive Vice President Mergers and Acquisitions in 2000. He joined the Company in 1979. Aged 49.

Rolf Deusinger
Appointed a member of the Executive Management Team in 2002. He is Executive Vice President Human Resources. He joined ICI in October 1999 as Senior Vice President Human Resources for ICI Paints. Previously he was Head of International Human Resources for Messer Griesheim GmbH based in Germany. He has over 18 years’ international experience in the field of Human Resources, predominantly in consumer businesses, including PepsiCo covering the Americas, Europe and Central Asia. Aged 45.

*	The persons listed above and the Company Secretary, who was first appointed on 1 January 2000 and whose biographical details are set out on the previous page, are regarded as the Officers of the Company for the purposes of the Annual Report and Accounts and Form 20-F.

Date first appointed as an Officer*

1 April 2000

1 July 2000

1 January 1996

1 July 2002

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corporate governance

  Membership of the Board Committees and a summary of their terms of reference are as follows:

  Audit Committee
  Members:
  Mr J T Gorman (Chairman)
  Mr A Baan
  Lord Butler
  Mr R N Haythornthwaite
  Terms of reference:
  To assist the Board in the discharge of its responsibilities for corporate governance, financial reporting and corporate control.

  Remuneration and Nomination Committee
  Members:
  Mr R N Haythornthwaite (Chairman)
  Mr A Baan
  Lord Butler
  Mr J T Gorman
  Lord Trotman (when meeting as the Nomination Committee)
  Terms of reference:
  To recommend to the Board the remuneration policies for Executive Directors and the most senior management in the Company. To determine the remuneration of these executives and to exercise the powers of the Directors under the share option schemes. To propose to the Board new appointments of Directors.

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remuneration report

Remuneration policy

Executive Directors
The Company’s ongoing remuneration policy for Executive Directors is to provide remuneration in a form and amount which will attract, retain, motivate and reward high calibre individuals. To achieve this, the remuneration package is based upon the following principles:

•	Incentives should align the interests of executives and shareholders, reward the creation of long-term value and minimise risk for shareholders.

•	Reward elements should be designed to reinforce the link between performance and reward. Performance related elements should form a significant proportion of the total remuneration package.

•	The total remuneration package for on-target performance should be fully competitive in the relevant market.

•	Packages can be structured flexibly to meet critical resource needs and retain key executives.

Personal shareholdings
In order to align the interests of our most senior employees with those of shareholders, our Executive Directors and senior executives are expected to build up personal shareholdings of ICI Ordinary Shares through the retention of shares acquired via Company share-based plans. For Executive Directors this shareholding is as follows:

Target value of shareholding

Chief Executive	Two times base salary
Executive Directors	One times base salary

External directorships
Executive Directors are encouraged to take an external Non-Executive Directorship. In order to avoid any conflict of interest all appointments are subject to the approval of the Remuneration Committee and the Board. Directors retain payments received in respect of these appointments.

Non-Executive Directors
The remuneration policy for Non-Executive Directors is determined by the Board, within the limits set out in the Articles of Association. Remuneration comprises an annual fee for acting as a Non-Executive Director of the Company and an additional fee for acting as the Chairman of a Board Committee or as the Senior Non-Executive Director. Non-Executive Directors are not eligible to participate in incentive plans.

ICI operates a scheme which enables Non-Executive Directors to receive payment of part of their fees in the form of ICI Ordinary Shares.

Remuneration packages for Executive Directors
The remuneration package for Executive Directors comprises five elements:

•	base salary;

•	Annual Incentive Plan;

•	Performance Growth Plan;

•	share option schemes; and

•	post-retirement and other benefits.

The performance related elements, when valued at target performance levels, comprise more than 50% of the package (excluding post-retirement benefits).

Each of the above elements is explained in the pages which follow.

Base salaries
Base salaries are a fixed annual sum recognising ongoing market value. The Company’s policy is to set the salary for each Executive Director within a range around the market median for similar positions in large, international, publicly quoted companies. Salaries for individual Directors are reviewed each year by the Remuneration Committee, recognising the individual’s performance and experience, and developments in the relevant employment market.

Annual Incentive Plan
The Annual Incentive Plan rewards Executive Directors for the achievement of annual financial and strategic goals of ICI and its businesses.

The financial targets which are set under the Annual Incentive Plan are derived from the strategic and annual planning processes for ICI and its businesses. During 2002, bonus targets focused on the delivery of Economic Profit, cash generation and the achievement of key strategic objectives. Targets are established by the Board and approved by the Remuneration Committee.

Economic Profit is ICI’s key internal financial measure. This measure is based on profit after tax, less a charge for the use of capital. Economic Profit encourages both profitable growth and the efficient use of capital to generate sustainable shareholder value. Within ICI Economic Profit is referred to as Net Contribution to Value (NCV).

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Annual Incentive Plan (continued)
The performance measures are set by the Remuneration Committee on an annual basis and it is the intention to set targets on this basis for 2003.

The bonus opportunity available to Executive Directors for 2002 for the achievement of on-target performance was 50% of base salary. A maximum bonus opportunity of 100% of base salary was possible for the significant over-achievement of the defined targets.

In the difficult economic climate of 2002, all of ICI’s International Businesses achieved comparable sales growth over 2001– with both Paints and National Starch also growing their trading profit. Strong cash generation and excellent management of working capital enhanced the operating performance of most businesses during the past year. ICI Group targets for Economic Profit improvement and cash flow were exceeded. In some cases, the level of incentive payments additionally reflects delivery against key strategic objectives to strengthen individual businesses and the balance sheet of ICI.

Directors’ emoluments
(audited)

		Base salary and fees (note 7)		Annual incentive payments		Benefits and other emoluments (note 8)		Total (note 9)

		2002	2001	2002	2001	2002	2001	2002	2001
	Notes	£000	£000	£000	£000	£000	£000	£000	£000

Lord Trotman	1	200	39					200	39

Dr B R O’Neill	2	615	615	361	120	39	39	1,015	774

P J Drechsler	3	325	325	63	93	34	27	422	445

Dr J D G McAdam		347	347	248	98	37	22	632	467

W H Powell	4	454	474	291	78	15	14	760	566

T A Scott	1,3,7	307	152	218	28	38	11	563	191

A G Spall	1		167		22		5		194

A Baan	1,5,6	30	15					30	15

Lord Butler	5,7	38	30					38	30

J T Gorman	5	40	30					40	30

R N Haythornthwaite	1,5,6	40	30					40	30

C Miller Smith	1		250				22		272

Sir Roger Hurn	1,5		23						23

Lord Simpson	1,5		7						7

Total		2,396	2,504	1,181	439	163	140	3,740	3,083

(1)	Mr R N Haythornthwaite joined the Board on 20 February 2001, Mr T A Scott was appointed on 23 May 2001 and Mr A Baan joined the Board on 25 June 2001. Lord Simpson, Mr A G Spall and Sir Roger Hurn retired on 20 February 2001, 23 May 2001 and 31 July 2001, respectively. Mr C Miller Smith retired on 31 December 2001 and Lord Trotman was appointed Non-Executive Chairman of the Company with effect from 1 January 2002. All amounts reported for individuals are in respect of the part year for which they were employed as Directors.

(2)	A performance related retention arrangement linked to Annual Incentive Plan payments applies to Dr B R O’Neill only. The Remuneration Committee has determined that for each of the years 2002 to 2005 inclusive an additional cash sum equal to 50% of the earned annual bonus will be deferred and paid in 2006, normally subject to Dr O’Neill’s continued employment with the Group. This arrangement will operate for the first time in 2002 and the deferred payment for 2002 is £180,810 (2001 and prior years £nil). This is excluded from the table above and will be included when paid.

(3)	In 2002, Mr P J Drechsler and Mr T A Scott received matched shares provided by the Company as matched shares under the Bonus Conversion Plan in respect of their 1998 bonus. This plan was operated for the last time in respect of the 1999 financial year. A bonus recipient could elect to have shares purchased with part or all of their net bonus after tax. After three years, shares purchased in the plan are released, and matched by an equal number of shares by the Company, provided the individual remains employed by ICI. Directors took up their full entitlement under the Rights Issue in respect of shares held in the Plan. In accordance with the rules of the Plan the number of matched shares has been increased by an equal number to the new shares purchased by each Director. Mr Drechsler received 9,450 matching shares, with a market value of £29,200 (2001 1,954 shares with a market value of £7,992). Mr Scott received 4,621 matching shares with a market value of £14,279 (2001 nil). The bonus shares for Mr Drechsler and Mr Scott were originally purchased on 29 April 1999 at £6.57 each (adjusted for the Rights Issue £5.45).

(4)	In 2002 Mr W H Powell received a base salary of US$682,500 (2001 US$682,500). The year on year change in the sterling value is due to translation at the average exchange rate for each year.

(5)	For 2002 the remuneration of Non-Executive Directors comprised an annual fee of £30,000 (2001 £30,000). An additional £10,000 per annum (2001 £10,000) was paid to the Chairman of a Board Committee and, with effect from 1 April 2002, to Lord Butler due to his position as Senior Non-Executive Director.

(6)	Mr A Baan and Mr R N Haythornthwaite elected to receive 50% of their fees for 2002 in the form of ICI Ordinary Shares.

(7)	For 2002 the figures reported are the annual base salary or fee in payment at 31 December 2002 except in respect of Mr T A Scott whose annual base salary at that date was £325,000 and Lord Butler whose annual fee at that date was £40,000.

(8)	Includes non-cash benefits relating to medical insurance, company car, and life insurance (where not provided within pension benefit plans).

(9)	No payments were made during 2002 or 2001 in connection with: (i) compensation for loss of office or termination of qualifying services,
(ii) expense allowances paid in respect of qualifying services chargeable to UK income tax.

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remuneration report

Performance Growth Plan
The Performance Growth Plan (PGP) drives and rewards longer-term business performance improvement. The Plan strengthens the alignment with shareholders by placing a greater emphasis on sustained long-term value creation.

For the Executive Directors, the Plan makes conditional awards of ICI shares linked to performance over a fixed three year period measured as follows:

• for the Chief Executive and Chief Financial Officer, the number of shares earned under the PGP will depend wholly on how the Total Shareholder Return (TSR) for ICI compares with the TSR of each of the companies in ICI’s Peer Group over the performance period (see across). TSR is the change in the Company’s share price plus reinvested dividends;

• for the other Executive Directors, who are responsible for the performance of ICI’s International Businesses, reward will also be based on the performance of their own areas of responsibility;

• 50% of their award will depend on the Economic Profit performance over three years of the business for which the Executive Director is responsible; and

• the other 50% of their award will be based on the relative TSR performance of the Company;

• in addition, the Remuneration Committee must be satisfied that the underlying performance of ICI justifies the receipt of any shares.

TSR has been selected as a performance condition to align the interests of Executive Directors and shareholders. It rewards the relative out-performance of ICI versus its global competitors. TSR calculations are performed independently by Mercer Human Resource Consulting and are approved by the Remuneration Committee. For those Directors accountable for the International Businesses, Economic Profit is critical as a measure of profitable growth and efficient use of capital to generate sustainable shareholder value.

The shares required to make awards under this Plan are provided via a trust funded by ICI. There is no dilution of ICI’s issued share capital.

The maximum conditional award is 100% of base salary per annum (200% in the case of US Directors). For the maximum awards to be paid on the TSR element, performance must be at least upper quartile versus the Peer Group. For achieving median TSR performance, 40% of this maximum award will be paid and no award will be paid for below median performance.

The targets which relate to Economic Profit growth are set at a level consistent with achieving the Company’s TSR goals and ICI’s strategic targets.

Target Setting Process
ICI’ s financial objectives derive from a combination of top down goals set by market expectations and a biennial strategic planning process. These strategic financial objectives then form the basis of all financial targets set under the PGP.

The Peer Group for the TSR element represents ICI’s key global competitors and has been selected on the basis of market location, size, diversity and performance. The Peer Group of companies for the conditional awards made in 2002 was: Air Products and Chemicals; Akzo Nobel; Clariant; Crompton Corporation; Cytec Industries; Ciba Specialty Chemicals; Danisco; Degussa; Engelhard Corporation; Givaudan; Henkel; H.B. Fuller Company; International Flavors & Fragrances; Rhodia; Rohm and Haas Company; The Sherwin-Williams Company. The Peer Group for the 2003 awards will comprise a similar set of companies.

For the 2000 – 2002 performance period, ICI’s TSR ranked 13 out of the 17 companies in the Peer Group and, as a result, all awards under the TSR performance measure for this cycle lapsed. Two Directors received awards under the Economic Profit measure and these are shown on page 41.

Details of the Ordinary Shares of the Company conditionally awarded to Executive Directors under the Performance Growth Plan and outstanding at 31 December 2002 are shown in the table below.

Awards under the Performance Growth Plan
(audited)
		Date of award	Shares that would be awarded for median TSR/on target Economic Profit performance		Maximum number of Ordinary Shares that could be awarded		Performance period

	Notes		TSR measure	Economic Profit measure	TSR measure	Economic Profit measure

Dr B R O’Neill		28.03.02	75,786	n/a	189,463	n/a	1.01.02–31.12.04

	1	05.03.01	56,202	n/a	140,504	n/a	1.01.01–31.12.03

	1	25.05.00	44,165	n/a	110,414	n/a	1.01.00–31.12.02

P J Drechsler		28.03.02	19,409	19,409	48,521	38,818	1.01.02–31.12.04

	1	05.03.01	14,393	14,394	35,985	28,787	1.01.01–31.12.03

	1	25.05.00	10,984	10,984	27,462	21,968	1.01.00–31.12.02

Dr J D G McAdam		28.03.02	20,949	20,949	52,373	41,898	1.01.02–31.12.04

	1	05.03.01	15,536	15,536	38,841	31,072	1.01.01–31.12.03

	1	25.05.00	11,790	11,791	29,479	23,581	1.01.00–31.12.02

W H Powell	2	28.03.02	65,316	65,316	159,664	130,636	1.01.02–31.12.04

	1,2	05.03.01	47,976	47,976	117,276	95,952	1.01.01–31.12.03

	1,2	25.05.00	34,934	34,934	85,408	69,868	1.01.00–31.12.02

T A Scott		28.03.02	40,050	n/a	100,123	n/a	1.01.02–31.12.04

	1	05.03.01	22,847	n/a	57,115	n/a	1.01.01–31.12.03

(1)	Conditional share awards in the table above made on 25 May 2000 and 5 March 2001 are stated after an increase due to the impact of the Rights Issue, using an adjustment factor as determined by the Remuneration Committee. No other variations to the awards were made during the year.
(2)	Mr W H Powell’s awards are in the form of ADRs, but for the purpose of this table have been disclosed in terms of Ordinary Share equivalents.

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Performance Growth Plan (continued)

Awards under the Performance Growth Plan (continued)

(3)	Prior to being appointed Directors, Mr W H Powell and Mr T A Scott participated in cash based long-term incentive plans operated by the Group. The performance period relating to these awards ended on 31 December 2002. Mr Powell will receive no payment in respect of his units. During 2003 Mr Scott will receive £9,773 in respect of his service as a Director during the performance period.

(4)	The number of shares comprising the awards is determined by the average share price of ICI Ordinary Shares for the month of December prior to the commencement of the performance period. In the case of the grant made on 28 March 2002 the December average share price was adjusted for the effect of the Rights Issue. However, in accordance with the Directors’ Remuneration Report Regulations 2002 the Company is required to state the market price of its shares on the date of the award and these were as follows: 25 May 2000 £5.24, 5 March 2001 £5.33 and 28 March 2002 £3.42. Prices for 2000 and 2001 are not adjusted for the impact of the Rights Issue.

Shares vested under the Performance Growth Plan
(audited)

The following shares in respect of the performance period 1 January 2000 to 31 December 2002 vested on 10 February 2003.

	Shares vested			Percentage of maximum number of shares that could be awarded

	Number of shares vested	Price at date of vesting	Value of shares at date of vesting
		£	£	%

P J Drechsler	2,527	1.8375	4,643	5

Dr J D G McAdam	18,383	1.8375	33,779	35

Growth in Economic Profit was particularly strong in the Paints business and this is reflected in an above target award under this measure to Dr J D G McAdam. Mr P J Drechsler received a below target award and the award to Mr W H Powell lapsed. The award, based on the TSR condition, to Dr B R O’Neill also lapsed.

Performance graphs
(not subject to audit)

The first graph below shows indices of the TSR performances of ICI and of the Peer Group of companies for the Performance Growth Plan. The second graph, as required by the Directors’ Remuneration Report Regulations 2002, illustrates the TSR performance of ICI and a “broad equity market index” over the past five years: the index shown is the FTSE 100 as ICI has been a constituent of this index throughout the five year period.

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remuneration report

Share option schemes

(audited)

The share option schemes reward Executive Directors for longer-term corporate performance as reflected in share price appreciation.

Options to purchase the Company’s Ordinary Shares may be granted each year. Individual option grants to Executive Directors during 2002 were in a range of 125% to 200% of salary, reflecting market practice (UK or US, as appropriate), and individual performance and potential impact on longer-term business results. Grants are made subject to a performance condition that over a three year period in the life of the option the growth in ICI’s earnings per share (excluding both amortisation of goodwill and exceptional items) must be equal to, or greater than, the increase in the UK Retail Prices Index plus 3% per annum. In the light of the Company’s current business outlook and the quantum of the grants involved, the Remuneration Committee considers this to be an appropriately challenging condition for option grants made in 2002.

Options must be held for a minimum of three years from grant before they can be exercised and lapse if not exercised within ten years.

The shares to meet rights granted do not dilute ICI’s issued share capital as they are bought in the market.

In the USA, grants are made as stock appreciation rights (SARs) and, on exercise, the gain is delivered in the form of American Depositary Receipts (ADRs). Each ADR represents four ICI Ordinary Shares. The grants are subject to similar rules.

No gains were realised on the exercise of share options during 2002 or 2001.

Directors’ interests in share options

	Options outstanding at 1 January 2002		Options granted during 2002	Options lapsed during 2002	Options outstanding at 31 December 2002
Directors at 31 December 2002	Number of shares (note1)		Number of shares	Number of shares	Number of shares		Exercise prices	Earliest date from which exercisable	Latest expiry date
							£		(note 2)

Dr B R O’Neill	123,474				123,474		10.077	18.05.01	17.05.08

	302,373				302,373		5.454	29.04.02	28.04.09

	270,957				270,957		4.242	21.02.03	20.02.10

	322,249				322,249		4.292	05.03.04	04.03.11

			324,823		324,823		2.840	13.03.05	12.03.12

	6,991	†			6,991	†	2.366	01.02.07	31.07.07

P J Drechsler	45,554				45,554		5.039	22.03.96	21.03.03

	13,605				13,605		5.528	24.06.96	23.06.03

	5,658				5,658		6.217	09.05.98	08.05.05

	6,501				6,501		7.454	07.05.99	06.05.06

	11,919				11,919		8.466	04.08.00	03.08.07

	22,314				22,314		10.077	18.05.01	17.05.08

	100,790				100,790		5.454	29.04.02	28.04.09

	84,231				84,231		4.242	21.02.03	20.02.10

	128,375				128,375		4.292	05.03.04	04.03.11

			138,644		138,644		2.840	13.03.05	12.03.12

	931	†			931	†	3.038	01.02.06	31.07.06

	5,592	†			5,592	†	2.366	01.02.07	31.07.07

Dr J D G McAdam	20,106			(20,106)				04.08.97	03.08.02

	24,545				24,545		10.077	18.05.01	17.05.08

	108,121				108,121		5.454	29.04.02	28.04.09

	90,416				90,416		4.242	21.02.03	20.02.10

	138,564				138,564		4.292	05.03.04	04.03.11

			149,647		149,647		2.840	13.03.05	12.03.12

	532	†			532	†	3.038	01.02.06	31.07.06

	6,319	†			6,319	†	2.366	01.02.07	31.07.07

W H Powell (note 6)	39,104				39,104		8.466	04.08.00	03.08.07

	31,284				31,284		10.077	18.05.01	17.05.08

	92,380				92,380		4.482	08.03.02	07.03.09

	98,708				98,708		5.690	28.05.02	27.05.09

	192,696				192,696		4.242	21.02.03	20.02.10

	272,816				272,816		4.292	05.03.04	04.03.11

			337,452		337,452		2.840	13.03.05	12.03.12

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Share option scheme (continued)

Directors’ interests in share options (continued)

	Options outstanding 1 January 2002		Options granted during 2002	Options lapsed during 2002	Options outstanding at 31 December 2002
Directors at 31 December 2002	Number of shares (note 1)		Number of shares	Number of shares	Number of shares		Exercise prices £	Earliest date from which exercisable	Latest expiry date (note 2)

T A Scott	12,160			(12,160)				04.08.97	03.08.02

	9,863				9,863		10.077	18.05.01	17.05.08

	25,311				25,311		5.454	29.04.02	28.04.09

	46,386				46,386		4.242	21.02.03	20.02.10

	116,440				116,440		4.292	05.03.04	04.03.11

			143,045		143,045		2.840	13.03.05	12.03.12

	2,412	†			2,412	†	3.943	01.12.03	31.05.04

	1,367	†			1,367	†	4.092	01.02.05	31.07.05

	532	†			532	†	3.038	01.02.06	31.07.06

†	Grants awarded under the UK “save-as-you-earn” Sharesave Scheme in which UK Executive Directors may participate. No performance conditions are attached to options granted under this scheme as it is an all–employee share option scheme.

(1)	The number of shares under option as at 1 January 2002 and their exercise prices are stated after adjustment for the impact of the Rights Issue using adjustment factors determined by the Remuneration Committee as detailed on page 86. No other variations were made to Directors’ options or the terms and conditions of any Directors’ options.

(2)	The earliest date from which an option is exercisable is subject to any outstanding performance condition being met.

(3)	The market price of the shares at 31 December 2002 was £2.30 and the range during 2002 was £2.03 to £3.57 (£4.30 pre rights). The Register of Directors’ Interests (which is open to inspection by shareholders) contains full details of Directors’ shareholdings and options to subscribe for shares.

(4)	Non-Executive Directors are not eligible for share option grants.

(5)	In accordance with the Listing Rules of the Financial Services Authority, the 1999 annual grant of share options to Executive Directors and certain individuals involved with the proposed disposal of businesses to Huntsman ICI Holdings LLC was delayed. As a result of this delay, those participants were granted fewer options at a higher exercise price than would have been the case had the grants been made to them at the same time as they were made to all other participants at an exercise price of £4.333 (adjusted for the Rights Issue). The Remuneration Committee decided that those individuals so affected should receive the same gross gain at the time they exercise their options as if the grant had not been delayed.

(6)	Mr W H Powell’s options are awarded in the form of SARs, denominated in ADRs, but for the purpose of this table have been disclosed in terms of Ordinary Share option equivalents.

(7)	Since 1998, grants under share option schemes have been made subject to the earnings per share performance condition outlined on page 42.

(8)	During the period 1 January 2003 to 10 February 2003 there were no changes in the interests of Directors in options.

(9)	No amount was paid for the award of any options.

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remuneration report

Retirement benefits
ICI provides retirement benefit plans for its executives which take account of local practice in the countries in which it operates. These plans are designed, as part of the total remuneration package, to attract the quality of staff needed by the business and to aid mobility between countries where necessary. In keeping with the Group’s philosophy on “fixed” elements of reward, they are normally positioned around the median of the local market.

Except where Defined Benefit plans already exist for current executives, retirement benefits are provided on a “defined contribution” basis so that Company costs are stable and predictable. Where possible, plans provide flexibility and choice to increase employee commitment, and enable executives to make their own contributions as well as the Company.

In this way, ICI encourages and supports its executives to play an active role in planning for their individual retirement needs.

It is ICI’s policy to match retirement benefit liabilities where possible by external funds rather than by Group assets.

Details of the accrued pension to which each Director is entitled on leaving service, and the transfer value of those accrued pensions are shown in the table below. A transfer value is the present value lump sum equivalent of the accrued pension and is calculated in accordance with the Guidance Note published by the Institute and Faculty of Actuaries (GN 11).

Directors’ pension benefits
(audited)

		Defined benefit pension plans					Defined contribution pension plans

		Additional pension accrued in 2002 (note 1)	Accrued pension at 31 December 2002 (note 2)	Transfer value of accrued pension at 1 January 2002	Transfer value of accrued pension at 31 December 2002	Increase in transfer value of accrued pension during year (net of contributions by Director) (note 3)	Contributions 2002	Contributions 2001
	Notes	£000 p.a.	£000 p.a.	£000	£000	£000	£000	£000

Dr B R O’Neill	4	2	7	66	81	10	155	156

P J Drechsler	5	6	138	1,110	979	(150)	–	–

Dr J D G McAdam	6	11	228	2,789	3,011	211	–	–

W H Powell	7	24	277	3,210	3,529	688	23	22

T A Scott	6	32	117	650	715	55	–	–

(1)	The additional annual pension accrued during the year, payable at normal retirement age (or date of retirement).

(2)	The accrued annual pension at the end of the year, payable at normal retirement age (or date of retirement).

(3)	The changes in transfer values over the year reflect any changes in pensionable pay and the service of each Director. They also take into account changes in the actuarial assumptions, particularly those related to equity and bond returns. As a result, changes in transfer values may be positive or negative, depending on investment conditions.

(4)	Dr B R O’Neill participates in the ICI Pension Fund in respect of salary up to the Inland Revenue earnings cap (currently £97,200 for 2002/3). He also belongs to a funded unapproved retirement benefits scheme, in respect of salary above this cap, for which the contributions are subject to income tax and are set out above.

(5)	Mr P J Drechsler participates in the ICI Pension Fund.

(6)	Dr J D G McAdam and Mr T A Scott participate in the ICI Specialty Chemicals Pension Fund. Pensionable salary under this plan includes annual bonus, subject to a maximum of 20% of base salary for Dr J D G McAdam and 15% of base salary for Mr T A Scott.

(7)	Mr W H Powell participates in the National Starch and Chemical Company Pension Plan for Salaried Employees and the Supplementary Retirement and Savings Plan of National Starch and Chemical Company. Under these Plans, pension is based on average pay, including annual bonus, during the previous five years, during which time Mr Powell was promoted to Chairman and Chief Executive Officer of National Starch and Chemical Company. He also participates in two defined contribution plans, for which the employer’s contributions are set out above.

(8)	No Director received an enhancement to his contractual pension benefit during the year.

(9)	The Listing Rules of the Financial Services Authority are different from the Directors’ Remuneration Report Regulations 2002 and require the following disclosures for defined benefit plans which are calculated on an alternative basis to those disclosed in the table above.
• Additional annual pension accrued in 2002 (net of inflation): Dr B R O’Neill £1,640; Mr P J Drechsler £4,160; Dr J D G McAdam £8,060; Mr W H Powell £24,050; Mr T A Scott £31,170.
• Transfer values at 31 December 2002 of the increase in accrued pension (net of inflation and contributions by the Director):Dr B R O’Neill £13,200; Mr P J Drechsler £10,200; Dr J D G McAdam £94,100; Mr W H Powell £678,230; Mr T A Scott £181,000.

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Directors’ interests in shares
(audited)

				Contingent interest in matched shares (note 6)

ICI Ordinary Shares		1 January	31 December	1 January	31 December
		2002	2002	2002	2002
	notes

Lord Trotman	1	46,500	76,090

Dr B R O’Neill	5	104,193	180,496	31,193	51,043

P J Drechsler	2,5	59,542	103,097	21,326	25,447

Dr J D G McAdam	5	20,178	33,018	17,126	28,024

W H Powell	3,5	45,720	76,012	–	–

T A Scott	5	8,365	28,308	7,921	8,340

A Baan		–	3,791

Lord Butler		1,000	1,636

J T Gorman	4	8,000	13,088

R N Haythornthwaite		1,698	6,666

All Directors took up their full entitlement to new ICI Ordinary Shares under the Rights Issue. Consistent with the policy on personal shareholding, no Directors have disposed of shares acquired via Company share-based plans except to meet consequent income tax liabilities.

In addition to the interests in the table above, on 10 February 2003 Mr P J Drechsler and Dr J D G McAdam became entitled to Ordinary Shares awarded to them under the Performance Growth Plan (PGP), as detailed in the table of “Shares Vested” on page 41. They also have conditional interests in PGP awards made on 5 March 2001 and 28 March 2002, see page 40.

All Directors’ shares are held beneficially.

(1)	Lord Trotman’s interest in shares at 1 January 2002 comprised 500 Ordinary Shares and 11,500 ADRs (representing 46,000 Ordinary Shares). At 31 December 2002 his interest comprised 818 Ordinary Shares and 18,818 ADRs (representing 75,272 Ordinary Shares).

(2)	Mr P J Drechsler’s interest in shares at 1 January 2002 comprised 49,134 Ordinary Shares and 2,602 ADRs (representing 10,408 Ordinary Shares). At 31 December 2002 his interest comprised 86,069 Ordinary Shares and 4,257 ADRs (representing 17,028 Ordinary Shares).

(3)	Mr W H Powell’s interest in shares at 1 January 2002 comprised 10 Ordinary Shares and 11,427.5 ADRs (representing 45,710 Ordinary Shares). At 31 December 2002 his interest comprised 16 Ordinary Shares and 18,999 ADRs (representing 75,996 Ordinary Shares).

(4)	Mr J T Gorman’s interest in shares at 1 January 2002 comprised 2,000 ADRs (representing 8,000 Ordinary Shares). At 31 December 2002 his interest comprised 3,272 ADRs (representing 13,088 Ordinary Shares).

(5)	These Directors are potential beneficiaries of the Company’s employee benefit trust, which is used to satisfy awards under the senior staff share plans, and are therefore treated as interested in the 9.3m (2001 5.6m) shares (including ADRs expressed as Ordinary Share equivalents) held by the trustee.

(6)	Certain Executive Directors have a contingent interest in matched shares under the Bonus Conversion Plan provided in respect of the 1999 bonuses, which was operated for the last time in respect of that financial year – as described in note 3 to the Directors’ emoluments table on page 39. A bonus recipient could elect to have shares purchased at market value with part or all of his bonus after tax. After three years, shares purchased in the plan are released and matched by an equal number of shares by the Company, provided the individual remains employed by ICI.

During the period 1 January 2003 to 10 February 2003 there were no changes in the interests of Directors in shares.

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remuneration report

Directors’ service agreements and letters of engagement
(not subject to audit)

It is the Remuneration Committee’s policy that Executive Directors are employed on contracts subject to no more than 12 months’ notice, in accordance with current corporate governance best practice. The Remuneration Committee strongly endorses the principle of mitigation of damages on early termination of a service agreement.

The dates of current Executive Directors’ service agreements, the dates on which their appointments took effect and the current expiry dates of their agreements are as follows:

Executive Directors	Date of service agreement	Effective date	Expiry date

Dr B R O’Neill	01.98	11.05.98	Terminable on 12 months’ notice

P J Drechsler	10.03.99	01.03.99	Terminable on 12 months’ notice

Dr J D G McAdam	10.03.99	01.03.99	Terminable on 12 months’ notice

W H Powell	17.02.00	02.02.00	Terminable on 12 months’ notice (note 1)

T A Scott	11.05.01	23.05.01	Terminable on 12 months’ notice (note 2)

(1)	The appointment as an Executive Director of ICI, which is non-remunerative, is terminable by either party giving not less than 12 months’ notice in writing. Mr W H Powell is separately employed by National Starch and Chemical Company as Chairman and Chief Executive. Mr Powell’s employment with National Starch and Chemical Company is terminable on 12 months’notice.

(2)	In addition to the normal notice provisions, the Company may also terminate Mr T A Scott’s service agreement at any time with immediate effect on payment in lieu of notice equivalent to 12 months’ gross basic salary together with the gross value of the other benefits Mr Scott is entitled to receive under his service agreement (see the table of Directors’ emoluments on page 39 for a description of these benefits) as at the date of termination.

There are no express provisions for compensation payable upon early termination of an Executive Director’s contract as at the date of termination other than as detailed above.

The dates of the Chairman’s and current Non-Executive Directors’ letters of engagement, the date on which their appointment took effect and the current expiry dates are as follows:

Chairman and Non-Executive Directors	Date of letter of engagement	Effective date	Expiry date

Lord Trotman	31.01.02	01.01.02	Terminable on 12 months’ notice (note 1)

A Baan	24.07.01	25.06.01	(note 2)

Lord Butler	12.06.98	01.07.98	(note 2)

J T Gorman	25.10.00	20.09.00	(note 2)

R N Haythornthwaite	22.02.01	20.02.01	(note 2)

(1)	Lord Trotman was appointed as a Non-Executive Director on 1 July 1997 and, by an agreement dated 31 January 2002 between ICI and Lord Trotman, as Non-Executive Chairman with effect from 1 January 2002.

(2)	Non-Executive Directors are appointed for an unspecified term pursuant to letters of engagement. They stand for re-election at the first Annual General Meeting following appointment and stand for re-election by rotation under Article 96 of the Articles of Association of the Company. It is the normal practice of the Company for Non-Executive Directors to serve two three-year terms. Non-Executive Directors, apart from Lord Trotman, have no right to compensation on the early termination of their appointment.

On behalf of the Board

R N Haythornthwaite

Chairman of the Remuneration Committee

12 February 2003

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trading market for ordinary shares; defaults, dividend arrearages and delinquencies

Trading market for Ordinary Shares
The authorised share capital of the Company comprises 1,400,000,000 Ordinary Shares of £1 each. At the close of business on 31 December 2002, 1,191,199,606 Ordinary Shares were in issue.

The principal trading market for the Company’s Ordinary Shares is the London Stock Exchange. ADSs (each representing four Ordinary Shares) evidenced by ADRs issued by JPMorgan Chase Bank, as depositary, are listed on the New York Stock Exchange. Ordinary Shares are also listed on Euronext and in Frankfurt.

	Total	In the United States

Number of record holders of:

Ordinary Shares as at 1 January 2003	167,263	722

ADSs as at 10 February 2003	2,542	2,487

As of 10 February 2003 the proportion of Ordinary Shares represented by ADSs was 9.3% of the Ordinary Shares in issue.

The following table shows, for the years and months indicated, the reported high and low middle market values for the Company’s Ordinary Shares on the London Stock Exchange, based on its Daily Official List and the reported high and low sale prices of ADSs, as reported by Dow Jones (ADR Quotations):

	£1 Ordinary Shares		ADSs
	Year/month high £	Year/month low £	Year/month high US$	Year/month low US$

Year

1998	12.40	4.46	80.50	30.38

1999	8.24	4.60	52.63	31.00

2000	6.74	3.54	45.19	20.44

2001

First quarter	5.57	4.26	33.19	24.61

Second quarter	4.69	3.83	26.31	22.39

Third quarter	4.48	2.83	25.55	17.16

Fourth quarter	4.29	2.85	24.72	17.20

Year	5.57	2.83	33.19	17.16

2002

First quarter	4.30	2.68	19.87	16.39

Second quarter	3.39	2.85	19.90	17.18

Third quarter	3.25	2.03	19.60	12.85

Fourth quarter	2.61	2.04	16.56	12.88

Year	4.30	2.03	19.90	12.85

2002

July	3.25	2.81	19.60	17.62

August	2.81	2.43	17.73	15.50

September	2.53	2.03	15.95	12.85

October	2.51	2.04	15.51	12.88

November	2.61	2.45	16.56	15.35

December	2.52	2.25	15.80	14.29

2003

January	2.37	2.00	15.43	13.00

February (through to 10 February 2003)	2.04	1.70	13.50	11.24

The share price on 10 February 2003 was £1.84; the ADR price was $11.97.
On 4 February 2002 ICI announced a 7 for 11 Rights Issue. Dealings in nil paid Ordinary Share rights and ADS rights began on 26 February 2002.

Defaults, dividend arrearages and delinquencies
(a) There has been no material default in the payment of principal, interest, a sinking or purchase fund instalment, or any other material default with respect to any indebtedness for or in respect of monies borrowed or raised by whatever means of the Company or any of its significant subsidiaries.
(b) There have been no arrears in the payment of dividends on and no material delinquency with respect to any class of preferred stock of any significant subsidiary of the Company.

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shareholder information

Control of Company
(a)	So far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations.

(b)	(i) Set out below is information regarding interests in the Company’s Ordinary Shares appearing in the Register of Interests in Shares maintained by the Company:

	As at 7 February 2001		As at 8 March 2002		As at 10 February 2003
Identity of Group	Amount	Per cent	Amount	Per cent	Amount	Per cent
	owned	of class	owned	of class	owned	of class
	(number		(number		(number
	of shares)		of shares)		of shares)
	millions		millions		millions

JPMorgan Chase Bank*	137.0	18.82	95.6	13.13	110.9	9.31

The Capital Group Companies	48.0	6.60	n/a	n/a	n/a	n/a

Brandes Investment Partners LP	41.0	5.64	88.3	12.13	103.7	8.71

Franklin Resources Inc	29.2	4.01	35.4	4.86	44.9	3.77

Artisan Partners LP	n/a	n/a	n/a	n/a	37.4	3.14

* This interest relates to ADRs issued by JPMorgan Chase Bank, as Depositary, which evidence ADSs.

No other person held an interest in shares, comprising 3% or more of the issued Ordinary Share Capital of the Company, appearing in the Register of Interests in Shares maintained under the provisions of Section 211 of the Companies Act 1985.

The voting rights of the major shareholders, listed in the table above, do not differ from those of any other shareholder of the Company’s Ordinary Shares.

(iii) During the period from 31 December 2002 to 10 February 2003 there were no changes in the beneficial or non-beneficial interests of the Directors in the Ordinary Share Capital of the Company.

(c)	The Company does not know of any arrangements the operation of which might result in a change in control of the Company.

Exchange controls and other limitations affecting security holders
(a)	There are no governmental laws, decrees or regulations in the UK restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident holders of the Company’s Ordinary Shares or ADSs. However, a 1.5% stamp duty reserve tax is payable upon the deposit of ICI Ordinary Shares in connection with the creation of, but not subsequent dealing in, ADRs. This is in lieu of the normal 0.5% stamp duty on all purchases of Ordinary Shares.
(b)	There are no limitations under English Law or the Company’s Memorandum and Articles of Association on the right of non-resident or foreign owners to be the registered holders of and to vote Ordinary Shares of the Company.

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RISK FACTORS

ICI operates in competitive markets. If the Group does not continue to compete in its markets effectively by developing innovative products and responding effectively to the activities of its competitors, it could lose customers and its results of operations could be adversely affected.

ICI has a wide portfolio of business units competing across a diverse range of geographic and product markets. The Group’s business may be adversely affected if it does not continue to develop innovative products that satisfy customer needs and preferences, develop new technology or enhance existing technology that supports product development or provides cost or other advantages over its competitors, and attract and retain skilled employees that are key to creating new products. Because the Group is subject to price competition from its competitors, it must also continue to satisfy these objectives while maintaining a competitive cost base.

In addition, some of ICI’s competitors in certain markets are larger and have greater financial resources than the Group, which may enable them to deliver products on more attractive terms or to invest larger amounts of capital into their businesses, including expenditures for research and development. If any of the Group’s current or future competitors develop proprietary technology that enables them to produce new products or services or to deliver existing products or services at a significantly lower cost, its products and services could be rendered uneconomical or obsolete.

While some of the Group’s product range comprises products and services that are protected by proprietary knowledge or patents, some of its businesses use technology that is widely available. Accordingly, certain product segments of the Group’s business may be vulnerable to new competitors and may be adversely affected by increased price competition. Any of these developments could lead to a loss of customers and could adversely affect the Group’s results of operations.

The price volatility of some of the raw materials ICI uses could adversely affect its results of operations.

ICI uses significant amounts of various chemicals and other materials as raw materials in manufacturing its products. Prices for some of these raw materials are volatile and are affected by cyclical movements in commodity prices, availability of such raw materials, demand for a variety of products which are produced using these raw materials, levels of price competition among local and global suppliers and general economic conditions. The Group’s diverse portfolio of value added products provides some ability to pass on higher input prices to its customers, but this ability is, to a large extent, dependent upon market conditions. There may be periods of time in which the Group is not able to recover increases in the cost of raw materials for some products due to weakness in demand for such products or the actions of its competitors. This may adversely affect the Group’s results of operations.

The occurrence of major operational problems could have an adverse effect on the Group’s results of operations and cash flow.

The Group’s revenues are dependent on the continued operation of its various manufacturing facilities. Operational risks include:

•	equipment and systems failures,

•	failure to comply with applicable regulations and standards and to maintain necessary permits and approvals,

•	raw material supply disruptions,
•	labour force shortages or work stoppages,

•	events impeding or increasing the cost of transporting products,

•	natural disasters, and

•	terrorist attacks.

While the Group maintains insurance at levels that it believes are typical for its industry, some of these operational risks and problems could result in uninsured losses or liabilities or in losses and liabilities in excess of its insurance coverage. The occurrence of major operational problems resulting from the above or other events may have an adverse effect on the results of operations of a particular manufacturing facility, or with respect to certain of these risks, the results of operations and cash flow of the Group as a whole.

ICI derives a significant percentage of its revenue in some of its businesses from sales to major customers, and if it is unable to retain these customers, its results of operations could be adversely affected.

While no single customer accounted for more than 10% of Group sales in 2002, sales to major customers in some of its businesses, particularly in the Paints and Quest businesses, are significant. ICI believes that the wide selling range and nature of the specialty products it supplies reduce the potential adverse consequences of the loss of business from any one customer for any one of its products or in any one of its businesses. Nevertheless, the loss of major customers, without replacement, could have an adverse effect on results of operations.

The Group’s reliance on key suppliers in some of its businesses could result in an adverse effect on results of operations.

Some of the Group’s business units rely on a small number of suppliers for their key raw materials. If any of these suppliers is unable to meet its obligations or increases its prices, the Group may not be able to find a replacement supplier that is able to provide such raw materials on similar terms. Consequently, the Group may be forced to pay higher prices to obtain raw materials, which it may not be able to pass on to its customers in the form of increased prices for its finished products. In addition, some of the raw materials used may become unavailable, and there can be no assurance that the Group will be able to obtain suitable and cost effective substitutes. Furthermore, any consolidation in the industries that supply the Group’s raw materials could further reduce the number of available suppliers. Any interruption of supply or price increases caused by these or other factors, which the Group is not able to mitigate by securing satisfactory replacement suppliers, could have an adverse effect on its results of operations.

ICI’s indebtedness and leverage could reduce its operational and competitive flexibility, increase its vulnerability to adverse economic and industry conditions, increase its interest costs and adversely affect results of operations and cash flow.

ICI’s outstanding net indebtedness amounted to £1.67bn as of 31 December 2002. ICI’s indebtedness could affect the Group in adverse ways, in particular by requiring the Group to dedicate a significant portion of its operational cash flow to service payments on such indebtedness, and by limiting its ability to borrow additional funds or refinance existing indebtedness on attractive terms. Furthermore, its indebtedness could increase its vulnerability to adverse economic and industry conditions, limit its ability to fund future capital expenditures, research and development and other general corporate requirements and limit its flexibility to react to changes in its business and the industries in which the Group operates.

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shareholder information
continued

RISK FACTORS continued

In addition, like many other companies, ICI is dependent on its ability to obtain short-term financing to fund a portion of its financing requirements. While ICI has access to £1.5bn in committed and undrawn bank facilities as of 31 December 2002, any limitation on its ability to access short-term financing could increase its interest costs and could adversely affect its results of operations and cash flow.

A decision by the rating agencies to downgrade ICI’s credit rating would reduce its funding options, increase its cost of borrowings and have an adverse impact on results of operations and cash flow.

The Group is currently rated investment grade by the major U.S. rating agencies. A number of factors, some of which are not within its control, may, individually or in combination, affect the rating agencies’ view of the Group’s credit profile and lead them to place the Group on credit watch or downgrade its credit rating, including:

•	the failure to receive sales proceeds from the disposal of non-core businesses or assets within a time period acceptable to the rating agencies,

•	a significant deterioration in the Group’s trading position,

•	a significant deterioration in the economic environment in which the Group operates,

•	the incurrence of substantial costs arising from the Group’s contingent liabilities, or

•	the occurrence of any of the events described in the other risk factors contained in this Annual Report and Accounts and Form 20-F.

Any downgrade of the Group’s credit rating would reduce its funding options, including a loss of access to the major commercial paper and money markets, significantly increase its cost of borrowings and have an adverse effect on results of operations and cash flow.

Recently disposed businesses may expose ICI to costs that could have an adverse effect on its results of operations, cash flow and financial condition.

In recent years, ICI has carried out a programme of strategic disposals, in the course of which it has given to other parties in those transactions certain indemnities, warranties and guarantees, including indemnities, warranties and guarantees relating to known and potential latent environmental, health and safety liabilities. There are also a number of contracts relating to businesses that ICI exited as part of its disposal programme which have not been novated to the purchasers of these businesses.

In connection with the Group’s disposal of its Chlor-Chemicals business to Ineos Chlor, Ineos Chlor has made a £65m claim against the Group relating to expenditures allegedly required on the Runcorn site, which the Group is disputing. As yet, legal proceedings have not been commenced by Ineos Chlor but it is possible that they will be in the near future. Ineos Chlor has also approached the UK Department of Trade and Industry to seek Regional Selective Assistance for certain capital projects and is also seeking financial support from its parent company and ICI. The Group has received reports that Ineos Chlor may seek to close part or all of its business if this financial support is not forthcoming. If such a closure were to occur, a number of Chlor-Chemicals contracts in ICI’s name which have not yet been novated to Ineos Chlor and certain environmental liabilities could revert to ICI or be accelerated.

In connection with the sale of ICI’s interests in Teesside Gas Transportation Ltd and Teesside Power Ltd, the Group received counter guarantees from Enron Corp. for guarantees that it had given (and which currently remain in place) for certain pipeline capacity and gas purchase contracts. While the two businesses for which ICI have provided these guarantees continue to operate normally, Enron Corp. has filed for Chapter 11 bankruptcy protection in the United States. As of 31 December 2002, the estimate of the Group’s maximum potential liability under these guarantees was £448m.

The extent to which ICI will be required in the future to incur costs under any of the indemnifications, warranties, guarantees or contracts discussed above or any similar contractual provision which the Group entered into in connection with its disposal programme, is not predictable and, if the Group should incur such costs, the costs could have an adverse effect on results of operations, cash flow and financial condition.

On 17 June 2002, ICI announced it had reached agreement with CSFB Global Opportunities Partners L.P. (now Matlin Patterson Global Opportunities Partners L.P.) for the sale of ICI’s interests in Huntsman International Holdings LLC. US$160m has been received to date with a further US$280m due on or prior to 15 May 2003. Any delay or failure by Matlin Patterson Global Opportunities Partners L.P. in completing this purchase, or in the event of such a failure, any failure by Huntsman Specialty Chemicals Corporation to complete the purchase of ICI’s 30% equity interest under the Option Agreement, could have an adverse effect on the Group’s cash flow and financial condition.

Risks associated with the Group’s international operations could adversely affect its results of operations.

ICI is an international business with operations located in over 50 countries and conducts business in many currencies. These operations are subject to the risks associated with international operations which include:

•	slowdown or recession in global, regional or national economic growth,

•	tariffs and trade barriers,

•	exchange controls,

•	fluctuations in national currencies,

•	social and political risks,

•	national and regional labour disputes,

•	required compliance with a variety of foreign laws, regulations and standards, and

•	the difficulty of enforcing legal claims and agreements through some foreign legal systems.

Furthermore, ICI’s Regional and Industrial businesses are subject to cyclical fluctuations in the industries and economies in which they operate. Finally, like all international businesses ICI faces the risk of exposure when costs arise in a different currency than sales and the risk arising from the need to translate foreign currency denominated profits into pounds sterling, the Group’s reporting currency. Any of the risks discussed above could adversely affect its results of operations.

Economic, social and political conditions in developing economies could adversely affect the Group’s results of operations and future growth.

ICI has operations in many developing economies in Asia and Latin America, and its strategy includes continuing to expand its business in these regions. However, many developing economies have recent histories of economic, social and political instability brought about by

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a number of factors, including unexpected changes in local laws, regulations and standards, substantial depreciation and volatility in national currencies, the imposition of trade barriers, and wage and price controls. In particular, ICI’s businesses in Argentina and Brazil have been, and may continue to be, affected by recent economic conditions in those countries. Any of these factors could adversely affect ICI’s results of operations and future growth.

ICI’s exposure to consumer markets exposes it to legal risks, regulation and potential liabilities from product liability claims asserted by consumers which could have an adverse effect on results of operations and financial condition.

A significant proportion of the Group’s products is sold directly or indirectly to end-user consumers, even if it does not itself provide these products directly to consumers. This exposure to consumer markets exposes the Group to legal risks, regulation by relevant authorities and potential liabilities to consumers of these products, which may not be covered by the Group’s existing insurance coverage or may exceed its insurance coverage. Any of these factors could have an adverse effect on the Group’s results of operations and financial condition.

Certain companies in the Group are defendants in various lawsuits which, if successfully asserted against them, could have an adverse effect on its results of operations and financial condition.

Certain companies in the Group are defendants in various lawsuits. These lawsuits concern issues such as alleged product liability, contract disputes and property damage matters. For a more detailed discussion of these lawsuits, see note 40 to the consolidated financial statements.

One of ICI’s subsidiaries, Glidden, is a defendant, along with other former lead paint and pigment producers as well as other lead related products manufacturers and their trade associations, in a number of lawsuits in the United States, including a class action lawsuit and two lawsuits by municipal authorities. Lawsuits have been served on Glidden because an alleged predecessor company of Glidden manufactured lead pigments until the 1950’s and lead-based consumer paints until the 1960’s. Due to the nature of the suits, Glidden is unable to quantify the amount being claimed although the suits are likely to involve substantial claims for damages. These lawsuits relate to alleged injury caused by lead related products or for the costs of removing lead-based paint. Rulings adverse to Glidden or other defendants could lead to additional claims.

The successful assertion of claims made under these or other current or future lawsuits could have an adverse effect on the Group’s results of operations and financial condition.

Violations of environmental, health and safety and other laws, regulations and standards could restrict the Group’s operations, expose it to liability, increase its costs and have an adverse effect on its results of operations, cash flow and financial condition.

ICI is subject to a broad range of laws, regulations and standards in each of the jurisdictions where it operates, relating to pollution, the health and safety of employees, protection of the public, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. These regulations and standards are becoming increasingly stringent. For example, the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability, without regard to fault or the legality of a party’s conduct, on certain categories of persons (known as “potentially responsible parties”) who are considered to have contributed to the release of hazardous substances into the environment.

In the ordinary course of business ICI is subject to inspections and monitoring by the appropriate enforcement authorities. ICI also requires relevant permits and approvals for its operations which require compliance with their terms and which may be subject to renewal, modification and, in some circumstances, revocation.

It is the Group’s policy to require that its subsidiaries comply with relevant laws, regulations and standards. However, violations of applicable laws, regulations and standards, in particular provisions of environmental, health and safety laws (including spills or other releases of hazardous substances to the environment) or of permit or approval requirements, could result in restrictions on the operation of the Group’s facilities, damages, fines or other sanctions, increased costs of compliance as well as reputational damage. ICI is also subject to environmental laws and regulations, principally in respect of soil and groundwater remediation, that in the future may require it to take action to correct effects on the environment of prior disposal or release of chemical substances by the Group or other parties.

ICI has established provisions in respect of future environmental, health and safety liabilities that are not covered by enforceable indemnities from third parties, for which expenditure is probable and the cost of which can be estimated within a reasonable range of outcomes. These actual and potential liabilities, however, are inherently difficult to predict and to quantify. Existing provisions could therefore be inadequate to cover these liabilities, and additional costs to meet such actual and potential obligations could have an adverse effect on the Group’s results of operations, cash flow and financial condition.

ICI has given undertakings and guarantees relating to pension funds, including the solvency of the ICI UK Pension Fund, which could have an adverse effect on its results of operations and cash flow.

ICI provides retirement benefits for the majority of its former and current employees through a variety of defined benefit and defined contribution schemes. These include the ICI UK Pension Fund, which is ICI’s largest defined benefit scheme and which, at 31 December 2002, had liabilities of approximately £6.5bn. This fund accounts for approximately 87% of ICI’s retirement benefit schemes by asset value and projected benefit terms and covers approximately 82,000 former and current employees in the UK.

ICI has guaranteed the solvency of the ICI UK Pension Fund. Based on the last actuarial valuation at 31 March 2000 which included funding shortfalls amounting to 2% of the liabilities ICI is currently making additional contributions to it of £30m per year until 31 March 2006 to cover past funding shortfalls. A further actuarial valuation is due to take place at 31 March 2003. At 31 December 2002, over 75% of the fund’s assets were invested in fixed-income securities, which should reduce volatility in the market value of the fund. The balance of the fund’s assets were invested almost exclusively in equities.

Accordingly, ICI is exposed to the financial performance of its retirement benefit schemes and particularly to the financial performance of the ICI UK Pension Fund. In the event that the market value of the ICI UK Pension Fund’s assets declines in relation to its liabilities, ICI may be required, including as a consequence of the 31 March 2003 actuarial valuation, to increase its additional contributions to cover any further funding shortfalls in the ICI UK Pension Fund. This could have an adverse impact on the Group’s results of operations and cash flow.

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shareholder information
continued

Material contracts

The following material contracts (not being contracts entered into in the ordinary course of business) have been entered into by a member of the Group within the period of two years to February 2003.

(a) an agreement dated 20 December 2001 among (1) ICI, (2) ICI Alta Inc. (“ICI Alta”), and (3) Huntsman Specialty Chemicals Corporation (“HSCC”) amending certain terms of the option agreement dated 2 November 2000 (the “Option Agreement”) in relation to the completion of ICI’s put option and providing that, subject to the satisfaction of certain conditions (principally regulatory), HSCC would acquire the 30% equity interest held by ICI Alta in HIH for a basic purchase price of $365m (together with an amount equivalent to interest from December 2001 until completion), payable in the third quarter of 2003. An additional amount of $32.7m would be payable unless HSCC exercised its right to complete the purchase at the beginning of the third quarter of 2003. The amount payable may separately be reduced by up to $20m if HSCC makes advance payments. In support of its obligations under the Option Agreement, HSCC pledged to ICI half of its 60% equity interest in HIH;

(b) an Underwriting Agreement dated 4 February 2002 between ICI and UBS Warburg, Goldman Sachs and Merrill Lynch (together the “Underwriters”), pursuant to which the Underwriters agreed, subject to certain conditions, to underwrite the new ICI Shares to be issued pursuant to the Rights Issue up to a maximum amount of 463,277,500 new ICI Shares. The Underwriting Agreement contained warranties, undertakings and indemnities given by ICI in favour of the Underwriters;

(c) a Sale and Purchase Agreement dated 14 June 2002 among (1) ICI, (2) ICI Americas Inc., (3) ICI Alta, (4) ICI Finance PLC, (5) BNAC, Inc. and (6) CSFB Global Opportunities Partners, L.P. (now Matlin Patterson Global Opportunities Partners L.P.) for the sale of ICI’s interests in HIH, which comprise (A) a holding of subordinated loan notes in HIH (the “HIH Notes”) and (B) ICI Alta which holds ICI’s 30% equity interest in HIH and ICI’s rights under the Option Agreement. The sale of ICI Alta (and the indirect transfer of ICI’s 30% equity interest in HIH) is permitted by the Option Agreement and is subject to the satisfaction of certain conditions (principally regulatory). The aggregate purchase price for the HIH Notes and ICI Alta is $440m before interest. Of this amount, $160m has been received. The remaining $280m (with an amount equivalent to interest from 15 May 2002 to the date of payment) will be payable on 15 May 2003, with the purchaser having the option to pay all or part of the amount due prior to 15 May 2003 by means of instalment payments. Ownership of the HIH Notes has been transferred, subject to the pledge below, and ownership of ICI Alta will be transferred when the full purchase price has been received. As security for a portion of the outstanding purchase price, the HIH Notes have been pledged back to ICI, otherwise the agreement is effectively without recourse to Matlin Patterson Global Opportunities Partners L.P. This pledge will be released when ICI has received in aggregate at least $260m of the total purchase price. When ICI has received at least $350m of the total purchase price, ICI will release ICI Alta’s existing pledge over 21% of the 30% equity interest in HIH pledged to ICI by HSCC and reduce the amount due from HSCC to ICI Alta under the Option Agreement by approximately 50%. If no instalment payments are made, the Option Agreement will remain in place on its existing terms; and

(d) an agreement dated 23 September 2002 between (1) ICI and (2) Johnson Matthey Public Limited Company (“Purchaser”) for the sale of the Synetix Business of ICI and its subsidiaries and the entire issued share capitals of ACMA Limited and Tracerco Radioactive Diagnostic Services Canada, Inc. The total consideration for the transaction was £260m of which ICI received £241m on 1 November 2002 with £19m being paid to ICI India Limited on 2 December 2002 in respect of that part of the Synetix Business which was operated by ICI India Limited. The agreement contains various warranties, indemnities and covenants made by ICI for the benefit of the Purchaser.

Incorporation of the Company
Imperial Chemical Industries PLC was originally incorporated in the United Kingdom, and registered in England, under the Companies Acts, 1908 to 1917 on 7 December 1926 as a limited company. It was re-registered under the Companies Acts 1948 to 1980 as a public limited company on 30 June 1981.

Registered Office
20 Manchester Square
London W1U 3AN
Telephone +44 (0)20 7009 5000

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Documents on display – Securities and Exchange Commission

ICI files annual, semi-annual and special reports and other information with the SEC. Any document that ICI files may be read and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, USA. Please call the SEC at +1–800–732–0330 for further information or view reports filed since 4 November 2002 online at www.sec.gov.

The ADSs representing ICI’s Ordinary Shares are listed on the New York Stock Exchange and ICI’s Ordinary Shares are listed on the Official List of the Financial Services Authority and traded on the London Stock Exchange. Reports and other information about the Group that ICI has filed pursuant to the rules of the New York Stock Exchange, the Financial Services Authority and the London Stock Exchange may be consulted at those bodies.

A copy of each report filed within the preceding 12 months can also be inspected by any shareholder or ADR holder during normal business hours at the offices of the Company at 20 Manchester Square, London, W1U 3AN.

Exchange rates

The following table sets forth, for the years, months and dates indicated, the noon buying rate in New York City for cable transfers in pounds sterling as certified by the Federal Reserve Bank of New York for customs purposes (the “noon buying rate”):

US$ to pound sterling (£) (1)	Highest rate during period	Lowest rate during period	Average rate during period	At 31 Dec
Year			(2) (3)	(2)

1998	1.72	1.61	1.66	1.66

1999	1.68	1.55	1.62	1.62

2000	1.65	1.40	1.51	1.50

2001	1.50	1.37	1.44	1.45

2002	1.61	1.41	1.50	1.61

2002

August	1.57	1.52

September	1.57	1.53

October	1.57	1.54

November	1.59	1.54

December	1.61	1.57

2003

January	1.65	1.60

February (as of 19 February)	1.65	1.59

The noon buying rate on 19 February 2003 was $1.60 = £1

(1)	All figures have been taken directly or derived from figures released through the Public Information Office of the Federal Reserve in Washington, D.C. or New York City.

(2)	The noon buying rate on such dates differed from the rates used in preparation of the Group’s financial statements as of such dates.

(3)	The average is the average of the noon buying rate on the last day of each month during the period indicated.

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar equivalent of the pound sterling prices of the Ordinary Shares of Imperial Chemical Industries PLC on the London Stock Exchange and, as a result, will affect the market prices of ADSs on the New York Stock Exchange. Cash dividends, if any, will be paid by the Company in respect of Ordinary Shares in pounds sterling, and exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by the Depositary of such dividends.

A substantial proportion of the Group’s assets, liabilities, revenues and expenses are denominated in currencies other than pounds sterling. Accordingly, fluctuations in the value of the pound sterling relative to other currencies can have a significant effect on the translation into sterling of non-sterling assets, liabilities, revenues and expenses (see Operating and financial review, page 23).

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definitions

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

ADR	American Depositary Receipt evidencing title to an ADS

ADS	American Depositary Share representing four underlying Ordinary Shares of Imperial Chemical Industries PLC

bn	billion – 1,000 million

Company	Imperial Chemical Industries PLC

Comparable performance	References to “comparable” performance excludes the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses. Performance is measured on a consistent basis over two or more financial periods. Comparable results for both 2002 and 2001 are translated at constant exchange rates, which equate to the annual average exchange rates for 2000, and exclude the results of divested businesses and the impact of acquired businesses from the relevant periods.

Demerger	The Demerger of Zeneca Limited and its subsidiaries from the ICI Group

Depositary	JPMorgan Chase Bank, as depositary under the deposit agreement pursuant to which the ADRs are issued

Directors	The Directors of Imperial Chemical Industries PLC

EBIT	Profit on ordinary activities before interest and taxation

Earnings before interest, tax, depreciation and amortisation (EBITDA)	ICI defines EBITDA as trading profit before interest, tax, depreciation and goodwill amortisation. ICI’s total depreciation before exceptional asset write-downs was £196m (2001 continuing operations £209m; 2000 continuing operations £199m and discontinued operations £34m). Management believes EBITDA and related measures of cash flow serve as important financial indicators. However, EBITDA should not be considered in isolation, or as an alternative to operating or net income or cash flows from operating activities, in each case, determined in accordance with UK or US GAAP as appropriate.

Effective tax rate	Effective tax rate is calculated as taxation (excluding tax on exceptional items) divided by profit before tax, before goodwill amortisation and exceptional items.

ESOP	Employee Share Ownership Plan

FRS	Financial Reporting Standard (UK)

ICI, ICI Group or the Group	Imperial Chemical Industries PLC and its subsidiaries

Interest cover	Calculations of interest cover are based on the sum of ICI’s trading profit before goodwill and exceptional items and net associate company income (associate trading profit less associate interest) divided by ICI’s interest cost (excluding associate interest).

London Stock Exchange	London Stock Exchange plc

m	million

Ordinary Shares	Ordinary shares of £1 each in the capital of Imperial Chemical Industries PLC

pound sterling, £, pence or p	Refers to units of UK currency

SEC	The United States Securities and Exchange Commission

SFAS	Statement of Financial Accounting Standards (US)

Trading margin	Trading margin is calculated as trading profit (before goodwill amortisation, exceptional items, interest and share of profits of associates) divided by sales.

UK or United Kingdom	United Kingdom of Great Britain and Northern Ireland

US dollar, dollar, US$ or $	Refers to units of US currency

USA or US or United States	United States of America

Zeneca	(a) in relation to the period prior to the Demerger becoming effective, the pharmaceuticals, agricultural chemicals, seeds, specialty chemical and biological products businesses and companies transferred by the ICI Group to Zeneca Limited; and

(b) in relation to the period after the Demerger becoming effective, Zeneca Group PLC and its subsidiaries

Figures in parentheses in tables and financial statements are used to represent negative numbers.